As filed with the Securities and Exchange Commission on January 17, 2001

                                                              File No. 333-


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                     Alternative Technology Resources, Inc.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


             Delaware                              7371                        93-1011046
  -------------------------------      ----------------------------       -------------------
  (State or other jurisdiction of      (Primary Standard Industrial         (I.R.S. Employer
  incorporation or organization)           Classification Code)           Identification No.)


                   629 J Street, Sacramento, California 95814
                            Telephone: (916) 231-0400
          --------------------------------------------------------------
          (Address and telephone number of principal executive offices)


                  Jeffrey S. McCormick, Chief Executive Officer
                     Alternative Technology Resources, Inc.
                   629 J Street, Sacramento, California 95814
                            Telephone: (916) 231-0400
            ----------------------------------------------------------
            (Name, address and telephone number of agent for service)


                         Copies to: Daniel B. Eng, Esq.
                              Bartel Eng & Schroder
           300 Capitol Mall, Suite 1100, Sacramento, California 95814
                            Telephone: (916) 442-0400



Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. XX

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a posteffective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.


                                           CALCULATION OF REGISTRATION FEE


     Title of each class of       Amount of shares       Proposed maximum          Proposed maximum          Amount of
  securities to be registered     to be Registered   offering price per share   aggregate offering price  registration fee
-------------------------------   -----------------  ------------------------   ------------------------  -----------------

Common Stock, par value $.01          19,367,635             $1.5625(1)               $30,261,929
                                  -----------------  ------------------------   ------------------------  -----------------
Common Stock, par value $.01,
that may be issued upon the
conversion of Convertible Notes          742,938             $1.5625                    1,160,841
                                  -----------------  ------------------------   ------------------------  -----------------
Common Stock, par value $.01,
that may be issued upon                  494,200             $1.5625                      772,188
exercise of warrants
-------------------------------   -----------------  ------------------------   ------------------------  -----------------
          Total                       20,604,773                                      $32,194,958               $8,049
                                  =================                             ========================  =================


(1) Fee calculated in accordance with Rule 457 of the Securities Act of 1933, as amended ("Securities Act"). Estimated for the sole purpose of calculating the registration fee and based upon the average quotation of the high and low price per share of the Company's common stock on January 12, 2001, as quoted on the OTC Bulletin Board.

     The registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on the date as the Commission, acting pursuant to said Section 8(a), may determine.

                                                           Subject to Completion
PROSPECTUS                                                Dated January 17, 2001


                                20,604,773 Shares

                     Alternative Technology Resources, Inc.

                                  Common Stock

                           --------------------------

         This prospectus relates to the resale by the selling stockholders of up to 20,604,773 shares of common stock including 1,237,138 shares of common stock that may be resold by selling stockholders upon the exercise of outstanding warrants and upon the conversion of convertible notes. The selling stockholders may sell the common stock from time to time in the over-the-counter market at the prevailing market price or in negotiated transactions.

         We will not receive any proceeds from the resale of shares of common stock by the selling stockholders. We will pay for expenses of this offering.

         Our common stock is quoted on the OTC Bulletin Board under the symbol ATEK. On __________ ___, 2001, the bid quotation for one share of common stock was $___. We do not have any other securities that are currently traded on any other exchange or quotation system.


                           --------------------------

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 7 of this prospectus.

                              --------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              --------------------


                 The Date of this Prospectus is __________, 2001

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such state.


                                                    TABLE OF CONTENTS

                                                                                                                 Page

PROSPECTUS SUMMARY..................................................................................................3

RISK FACTORS........................................................................................................4

FORWARD LOOKING STATEMENTS..........................................................................................8

THE OFFERING........................................................................................................8

USE OF PROCEEDS.....................................................................................................8

PRICE RANGE OF OUR COMMON STOCK.....................................................................................9

DIVIDEND POLICY.....................................................................................................9

SELECTED FINANCIAL DATA............................................................................................10

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS..............................11

DESCRIPTION OF BUSINESS............................................................................................20

MANAGEMENT.........................................................................................................25

PLAN OF DISTRIBUTION...............................................................................................30

SELLING SHAREHOLDERS...............................................................................................32

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.....................................................................34

DESCRIPTION OF SECURITIES..........................................................................................36

EXPERTS............................................................................................................36

AVAILABLE INFORMATION..............................................................................................36

INDEX TO FINANCIAL STATEMENTS.....................................................................................F-1


        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front cover page for this prospectus.

        You should read the following summary together with the more detailed information and the financial statements appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Our Business

        We are developing an Internet Exchange for healthcare services called "DoctorAndPatient.com." We are currently recruiting medical doctors, medical groups, hospitals and other healthcare practitioners to offer their services, on a non-exclusive basis, to individuals and others who purchase or facilitate the purchase of healthcare services. Our Internet Exchange intends to use the Internet and other technologies connecting medical providers with purchasers and/or their agents, and will provide administrative, billing and re-pricing services. At this time, our Internet Exchange is in the early stages of development. We are evaluating potential technology vendors and developing a proof of concept, which we believe will be tested in the current year.

Our  business  address  is 629 J  Street,  and our  telephone  number  is  (916)
231-0419.

Offering Summary

        Up to 20,604,773 shares of common stock, including 1,237,138 shares that may be resold by the selling stockholder upon the exercise of outstanding warrants and convertible notes.

         The selling stockholders listed in the prospectus may sell all, some, or none of their common shares registered pursuant to this prospectus. We will not receive any proceeds from the offering.

Summary of Consolidated Financial Data


                                                                                                              As of and for the
                                                                                                            Three Months Ended
                                                As of and for the Years Ended June 30                           September 30
                               ------------   -------------  -------------  -------------  ------------- -------------  -----------
                                   1996            1997           1998          1999           2000          1999           2000
                                                                                                                 (Unaudited)
Statement of Operations Data:

Contract programming revenue   $  1,280,303   $  2,018,064   $  5,250,002   $  6,340,235   $  2,561,101  $    944,651  $    178,019
Product development costs      $         --   $         --   $         --   $         --   $  1,154,244  $         --  $  1,057,426
Loss from operations           $ (1,695,096)  $   (990,579)  $   (805,963)  $   (192,646)  $ (2,008,908) $   (182,230) $ (3,156,695)


Net loss                       $ (1,847,812)  $   (648,187)  $ (1,243,944)  $   (716,747)  $ (4,815,641) $ (2,694,632) $ (3,207,631)
Basic and diluted net loss
 per share                     $      (0.12)  $      (0.03)  $      (0.05)  $      (0.03)  $      (0.10) $      (0.07) $      (0.07)
Shares used in per share
 calculations                    16,124,056     25,369,315     25,964,142     26,127,730     50,329,614    36,818,746    56,695,586

Balance Sheet Data:

Total assets                   $    366,347   $    298,142   $    837,353   $    599,440   $  2,502,703  $  1,184,524  $ 10,674,026
Long-term obligations          $    738,752   $  2,787,262   $  4,006,565   $  4,258,090   $  3,567,424  $  3,258,090  $  3,800,450
Accrued preferred stock
 dividends                     $    245,000   $    367,500   $    490,001   $    612,501   $    735,001  $    643,126  $    283,195
Redeemable preferred stock,
 Series D                      $  1,225,002   $  1,225,002   $  1,225,002   $  1,225,002   $  1,225,002  $  1,225,002  $         --

Stockholders' equity (deficit) $ (3,255,515)  $ (3,688,513)  $ (4,844,274)  $ (5,587,475)  $ (2,974,406) $ (3,846,822) $  5,636,119

         In addition to the other information we provide in this prospectus, you should carefully consider the following risks before deciding whether to invest in our common stock. These are not the only risks we face. Some risks are not yet known to us and there are others we do not currently believe are material but could later turn out to be so. All of these could impair our business, operating results or financial condition. In evaluating the risks of investing in us, you should also evaluate the other information set forth in this prospectus, including our financial statements.

Risks Related to Our Business

We only have a limited operating history in the health care and Internet industries that investors may use to assess our future prospects.

         Although we have been an operating company in the computer programmer recruiting and placement industry for several years, we only recently began operating in the Internet and health care industries. We have not generated any revenue and may never generate sufficient revenues to achieve profitability in this new venture. We have limited experience addressing challenges frequently encountered by earlystage companies in the electronic commerce and health care industries. Accordingly, our limited operating history does not provide investors with a meaningful basis for evaluating an investment in our common stock.

         The likelihood of our success must be considered in light of the potential problems, expenses, difficulties, complications and delays frequently encountered in connection with any enterprise starting a new business with a completely new business plan, particularly in new and rapidly evolving markets such as the Internet. Such risks include an evolving, untested and unpredictable business model, the creation of brand identity, the expansion or creation of competing services, the uncertainty of the acceptance of the marketing medium and the management of anticipated growth.

Our current operations are not profitable and we have a history of significant losses.

         For the year ended June 30, 1998, 1999 and 2000 and three months ended September 30, 2000, we incurred a net loss of $1,243,944, $716,747, $4,815,641 and $3,207,631, respectively. We have experienced losses since our inception.

Our future revenue growth depends upon our establishment and maintenance of successful relationships with Providers and strategic vendors in order to attract customers to our products and services.

         We believe that our future revenue growth depends in part upon the successful creation and maintenance of relationships with Providers, customers and strategic vendors. To date we have established relationships with a small number of the Providers we are targeting. In order to successfully attract Purchasers, we will have to have a large number of relationships with Providers with diverse practices and over broad geographic areas. We may not be able to adequately develop relationships with the number of Providers necessary to achieve this type of coverage and those already existing relationships with Providers may not be ultimately successful.

         To date we have established only one strategic relationship, which is with WebMD Corp. This relationship is nonexclusive and the status of the project is currently being evaluated by the parties. We may enter into additional strategic relationships in the future and are currently evaluating potential technology vendors. WebMD Corp. and any other potential strategic vendors may offer products or services of several different companies, including products and services that compete with our products or services. WebMD Corp. and any potential strategic vendor may be influenced by our competitors to scale back or end their relationships with us. We may not establish additional strategic relationships, and any relationships we do establish ultimately may be unsuccessful. WebMD Corp. and any future strategic vendor may not devote adequate resources to selling our products and services.

         If we are unable to establish and maintain successful relationships with Providers or strategic vendors, we may have to devote substantially more resources to the sales and marketing of our products and services.

We may be required to obtain additional financing.

         Although there can be no assurance, we believe that the proceeds from our recently completed private placement of $10 million in common stock in August 2000 will be sufficient for us to develop our proposed Internet Exchange and continue our normal operations through June 2001. We may require additional financing to meet our capital needs and pursue our business strategy if actual costs exceed our projections. Traditionally, we have relied on major stockholders or affiliates to finance our operations. The issuance of additional shares of common stock will dilute the ownership of existing stockholders.

Our growth depends on industry acceptance of our health care products and services.

         The time, expense and effort of securing customers and Providers may exceed our expectations and may harm our business and operating results. The decision to implement our products and services requires time intensive education of both our suppliers (medical providers) and our customers of the advantages of our products and services. The failure of industry participants to accept our services and products as a replacement for traditional methods of operations could limit our revenue growth. We, therefore, will devote significant resources and incur costs without any assurance that sufficient medical providers will join our network or that prospective customers will purchase our products or services. In the event that customers will not purchase our products or services, we may have incurred substantial costs that cannot be recovered and which will not result in future revenues.

The failure of our Providers to provide high quality services to our Customers will diminish our brand value and the number of Customers who use our proposed services may decline.

         Promotion of our brand value depends on our ability to provide our customers a high quality experience for finding Providers. If our Providers do not provide our customers with high quality service, the value of our services could be damaged and the number of customers using our proposed services may decrease. The failure by our Providers to provide the level of health care that our customers will expect will result in low satisfaction, damage our brand name and could materially and adversely affect our business, results of operations and financial condition.

Failure to manage our growth effectively could harm our business and operating results.

         We recently have hired a significant number of new employees, including a key executive. We will continue to add personnel to maintain our ability to grow in the future. Our growth will place significant strain upon our management and operational systems and resources. We must integrate our new employees and key executive into a cohesive team and at the same time increase the total number of employees and train and manage our employee work force in a timely and effective manner to expand our business. We may not be able to do so successfully.

Our business could suffer if the integrity of our systems and the systems of those third parties we depend on are inadequate.

         We will depend on third parties to develop much of the information systems for our Internet Exchange. Any failure of the systems we are developing, or those of other third parties, could harm our business and operating results. Once implemented, we intend that these systems will process vast amounts of pricing and financial data and execute large numbers of payment transactions. Any delay or failure in these systems or in our ability to communicate electronically with health plans or in our ability to collect, store, analyze or process accurately pricing and financial data may result in the denial of claims, or in the delay or failure to execute payment transactions accurately. This type of delay or failure would harm our business and operating results.

Our business and reputation may be harmed if we are unable to protect the privacy of our confidential health information.

         Our information systems and Internet communications may be vulnerable to damage from physical breakins, computer viruses, programming errors, attacks by computer hackers and similar disruptive problems. A user, who is able to access our computer or communication systems, when developed, could gain access to confidential health information of individuals. Therefore, a material security breach could harm our business and our reputation or could result in liability to us.

Our future revenue growth depends in part on increasing use of the Internet and on the growth of ecommerce.

         Rapid growth in the use of the Internet is a recent phenomenon. As a result, its acceptance and use may not continue to develop at historical rates and a sufficiently broad base of business customers and individual customers may not adopt or continue to use the Internet as a medium of commerce. Demand and market acceptance for recently introduced products and services over the Internet are subject to a high level of uncertainty, and there exist few proven products and services.

         Our future profitability depends, in part, upon increased Payor and Provider demand for additional Internet and ecommerce solutions that we are in the process of developing or may develop in the future.

State, federal and local laws regarding confidentiality and security of health information could harm our business and operating results.

         The confidentiality of patient records and claims data and the circumstances under which records and data may be released or must be secured for inclusion in our databases may be subject to substantial regulation by state governments. These state laws govern both the disclosure and the use of confidential patient medical records. Although compliance with these laws currently is principally the responsibility of Providers and health plans, these regulations may be extended to cover our business and the claims data and other information that we include in our databases. If these laws are extended to cover our business, we may be required to expend additional resources in order to comply with these laws, including changes to our security practices, and may be exposed to greater liability in the event we fail to comply with these laws.

State laws and regulations concerning the marketing of health provider services over the Internet could harm our business and operating results.

         The offering of health provider services is subject to extensive regulation under state laws. Under some state laws, regulators may take the position that a registration fee for customer access to favorable fees from Providers requires us to meet the requirements for licensing as a health plan or health insurer. In addition, to the extent that fees are paid by Providers, state regulators could assert that our business is a referral agency, which requires licensing under many state laws, or that Providers are paying prohibited referral fees, which could subject the Provider or us to civil or criminal penalties. In addition, our relationships with ThirdParty Payors may require us to be licensed or certified in some states.

         In November 1999, the California Department of Corporations, Health Enforcement Division, announced that it is taking enforcement action against discount health benefit card plans conducting operations in California in violation of the Health Care Service Plan Act of 1975 (the "HCSP Act"). If it determines that a particular plan falls under its jurisdiction, the Department can issue a cease and desist order to require the plan to halt its unlawful practices, violations of which can lead to monetary penalties. In October of 1999, the Department issued us a subpoena with respect to documents relating to our relationship with WebMD Corp. and our potential of being a health care service plan under the Department's jurisdiction. We have responded to this subpoena. While we do not believe our Internet Exchange is within the scope of the HCSP Act, the Department may continue to require our compliance with the HCSP Act, which would require substantial changes in our business model. Legislation is being proposed in California to impose minimal licensing requirements on discount plans. We cannot predict whether this legislation will pass or whether it will ultimately apply to us. As we develop our business plan, compliance with or prohibitions by state regulations could delay or eliminate certain aspects of our business or force us to modify our business, which could have a material adverse impact our business and prospects.

Internet commerce has yet to attract significant regulation, but government regulations may result in administrative monetary fines, penalties or taxes that may reduce our future earnings.

         There are currently few laws or regulations that apply directly to the Internet. Because our business is dependent on the Internet, the adoption of new (or applications of existing) local, state, national or international laws or regulations may decrease the growth of Internet usage or the acceptance of Internet commerce which could, in turn, decrease the demand for our services and increase our costs or otherwise have a material adverse effect on our business, results of operations and financial condition.

We face a risk of litigation.

         We have been involved in several significant litigation matters in our history. No assurances can be given that additional legal proceedings will not be initiated against us. In addition, involvement in litigation will require us to spend time and pay expenses to defend ourselves, which will have an adverse effect on our operations and financial condition and results. The health care and Internet industry that we are entering into may cause us to face an increased risk of litigation, especially if we enter the consumer market. Patients who file lawsuits against doctors often name as defendants all persons and companies with any relationship to the doctors.

Risk Related to This Offering

Our Common Stock price is volatile and could be impacted by fluctuating results in the future and by general market conditions.

         Our common stock price is volatile and could be impacted by fluctuating results in the future and by general market conditions. Our common stock is quoted on the OTC Bulletin Board and the public market for our common stock has been limited, sporadic and highly volatile. Between July 1, 1999 and October 31, 2000, the price of a share of our common stock ranged from a low of $0.25 to a high of $10.44.

Our executive officers and existing stockholders have significant control.

         Our executive officers, directors and holders of over five percent (5%) of our stock and their affiliates beneficially own approximately 83.0% of the outstanding shares of our common stock as of November 30, 2000. As a result, if these holders act as a group, they may be able to control us and direct our affairs, including the election of directors and approval of significant corporate transactions without further approval by other stockholders. This concentration of ownership also may delay, defer or prevent a change in control of our company, and make some transactions more difficult or impossible without the support of these stockholders.

The sale of a substantial amount of stock through this registration statement could negatively affect our stock price.

         Under an agreement with the selling stockholders, we have agreed to register the common stock for resale by this prospectus. The number of shares of common stock available for resale by this prospectus represents approximately 34% of our outstanding common stock. Because the trading price for our common stock may be affected by the number of shares available for resale, the market price of our common stock could drop as a result of sales of a large number of shares of common stock in this market after this offering or the perception that sales could occur.

                           FORWARD LOOKING STATEMENTS

         This prospectus contains forwardlooking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995, in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere. These statements relate to future events or our future financial performance. In some cases, you can identify forwardlooking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forwardlooking statements.

         Although we believe that the expectations reflected in the forwardlooking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forwardlooking statements after the date of this prospectus to conform these statements to actual results.

                                  THE OFFERING

         The selling stockholders listed in the prospectus may sell all, some, or none of their common shares registered pursuant to this prospectus. We will not receive any proceeds from the offering.

         The common stock offered for resale by the selling stockholders were issued in connection with private placements, conversion of convertible notes and exercise of outstanding warrants.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of shares by the selling stockholders.

                         PRICE RANGE OF OUR COMMON STOCK

         The table below sets forth the high and low closing prices for the common stock of the Company for each of the last ten quarters.

Period                                                High              Low
--------------------------------                     ------             -----
Quarter ended December 31, 2000                      $ 3.38             $1.13
Quarter ended September 30, 2000                     $ 4.81             $2.75

Quarter ended June 30, 2000                          $ 7.75             $3.00
Quarter ended March 31, 2000                         $10.44             $4.13
Quarter ended December 31, 1999                      $ 4.44             $1.88
Quarter ended September 30, 1999                     $ 5.53             $0.25

Quarter ended June 30, 1999                          $ 0.75             $0.38
Quarter ended March 31, 1999                         $ 0.75             $0.28
Quarter ended December 31, 1998                      $ 0.50             $0.28
Quarter ended September 30, 1998                     $ 1.03             $0.44


         As of November 30, 2000, we had approximately 233 holders of its shares of common stock, not including those held in street name by several brokerage firms. As of November 30, 2000, a total of 11,677,245 shares of our common stock underlie outstanding options, warrants and convertible notes.

                                 DIVIDEND POLICY

         We have never paid a cash dividend on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. We intend to retain earnings, if any, to support our planned growth. Any future dividends will be at the discretion of our board of directors, subject to a number of factors, including our results of operations, general business conditions, capital requirements, general financial condition, and other factors deemed relevant by our board of directors.

         Our Series D preferred stock carries a cumulative dividend of $0.60 per share per year, which has been accrued beginning July 1, 1994, and is payable quarterly to the extent permitted by law. On September 11, 2000, and in connection with the exchange of 204,167 shares Series D preferred stock with a liquidation value of $6.00 per share for 408,334 shares of common stock based on a per share price of $3.00 per share, we declared accrued dividends of $759,110 in the aggregate. Two of the Series D preferred stockholders agreed to accept 158,638 shares of common stock for $475,915 in accrued dividends based on a $3.00 per share value. As of November 30, 2000, there are no shares of preferred stock outstanding.

                             SELECTED FINANCIAL DATA

         In the table below, we provide you with unaudited summary historical financial data of Alternative Technology Resources, Inc. ("ATR"). We have prepared this information using the financial statements of ATR for the five years ended June 30, 2000 and the three-month periods ended September 30, 1999 and 2000. Basic and diluted net loss per share data and shares used in per share calculations have been adjusted for the year ended June 30, 1996 to reflect our one-for-ten consolidation of our outstanding common stock effective on December 2, 1996; and certain reclassifications have been made to financial data in years ended June 30, 1996 through 1999 to conform with the current presentation.

When you read this unaudited summary historical financial data, it is important that you read along with it the historical financial statements and related notes in our annual and quarterly reports, as well as the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                              As of and for the
                                                                                                            Three Months Ended
                                                      As of and for the Years Ended June 30                     September 30
                                ------------- -------------  ------------  ------------  -------------- -------------- ------------
                                     1996          1997           1998         1999           2000           1999           2000
                                                                                                          (Unaudited)
Statement of Operations Data:

Contract programming revenue    $  1,280,303  $  2,018,064   $  5,250,002  $  6,340,235   $  2,561,101   $    944,651  $    178,019
Contract programming gross
  profit (loss)                      301,908        74,275        530,379     1,030,893        422,062         94,714        42,217
Product development costs                 --            --             --            --     (1,154,244)            --    (1,057,426)
Selling, general and
 administrative                    1,313,116     1,160,015      1,336,342     1,223,539      1,276,726        276,944     2,141,486

Loss from operations              (1,695,096)     (990,579)      (805,963)     (192,646)    (2,008,908)      (182,230)   (3,156,695)
Total other income (expense)        (152,716)      342,392       (437,981)     (524,101)    (2,806,733)    (2,512,402)      (50,936)

Net loss                          (1,847,812)     (648,187)    (1,243,944)     (716,747)    (4,815,641)    (2,694,632)   (3,207,631)
Preferred stock dividends in
 arrears                            (122,500)     (122,500)      (122,500)     (122,500)      (122,500)       (30,625)     (886,142)
Net loss applicable to common
 stockholders                     (1,970,312)     (770,687)    (1,366,444)     (839,247)    (4,938,141)    (2,725,257)   (4,093,773)
Basic and diluted net loss per
 share                          $      (0.12) $      (0.03)  $      (0.05) $      (0.03)  $      (0.10)  $      (0.07) $      (0.07)
Shares used in per share
 calculations                     16,124,056    25,369,315     25,964,142    26,127,730     50,329,614     36,818,746    56,695,586

Balance Sheet Data:

Total assets                    $    366,347  $    298,142   $    837,353  $    599,440   $  2,502,703   $  1,184,524  $ 10,227,895
Long-term obligations                738,752     2,787,262      4,006,565     4,258,090      3,567,424      3,258,090     3,800,450
Accrued preferred stock
 dividends                           245,000       367,500        490,001       612,501        735,001        643,126       283,195
Redeemable preferred stock,
 Series D                          1,225,002     1,225,002      1,225,002     1,225,002      1,225,002      1,225,002            --

Stockholders' equity (deficit)    (3,255,515)   (3,688,513)    (4,844,274)   (5,587,475)    (2,974,406)    (3,846,822)    5,636,119


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         The following management's discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the factors described in the section entitled "Risk Factors" and elsewhere in this document.

Results of Operation

Three months ended September 30, 2000 compared to three months ended September 30, 1999

Financial Condition

         Cash and cash equivalents increased approximately $8.2 million since June 30, 2000 primarily as a result of the Company selling 3,333,334 shares of its common stock at a price of $3.00 per share in a private placement in August 2000 The private placement was also the primary cause for the Company's stockholders' deficit of $2,974,406 at June 30, 2000 becoming positive stockholders' equity of $5,636,116 at September 30, 2000. At September 30, 2000 substantially all of the Company's cash was invested in money market accounts.

         Because the Company is emphasizing the development of the Internet Exchange and phasing out its contract programming services, the results of operation for the three months ended September 30, 2000 may not be indicative of results of operations for the year ended June 30, 2001.

Results of Operation

Contract programming

         Contract Programming Revenue. Contract programming revenue results primarily from sales of programmer services. Revenue for the three-month period ended September 30, 2000 decreased $767,000 or 81%, over the same period of the previous year. This decrease is due to a reduction in the monthly average number of contract programmers working at customer sites in the three-month period ended September 30, 2000, compared to the same period in the prior year. This decline in the number of programmers at customer sites started in the last half of fiscal year 1999 and is due to several customers choosing to exercise a contract termination provision which allowed them to convert, for a fee, the Company's programmers to their employees. The Company escalated this conversion process during fiscal years 2000 and 2001 to enable it to focus its business strategy toward developing its Internet Exchange for healthcare services.

         Contract Termination Fees. Contract termination fees are amounts received from customers when they exercise the contract provision, which allows them to convert the Company's programmer to their employee. In addition, these fees can also be received from programmers when they exercise their contract provision to terminate their relationship with the Company prior to the termination date of their contract. These fee amounts are stipulated in customer and programmer contracts, are based on the length of time remaining under the contract, and are recognized as revenue when such contract provisions are invoked. Although contract termination fees are common in the industry, the number and frequency of exercises of the "buy-out" provisions is unpredictable.

         Programmer Costs. Programmer costs are the salary, and other wage and benefit costs of the Company's programmer employees. These costs decreased 80% for the three month period ended September 30, 2000 compared to the same period last year. This decrease is primarily due to the reduction in the number of contract programmers working at customer sites as discussed above in "Contract Programming Revenue".

         Start-up and Other Costs. Start-up and other costs are the costs of recruiting, training, and travel for programmer employees coming to the United States from the Former Soviet Union for the first time, relocation costs within the United States, and legal and other costs related to obtaining and maintaining compliance with required visas, postings and notifications.

         Included in this category of costs is compensation paid by the Company whenever programmer employees are hired and enter the United States or are relocated once in the United States but before these programmers begin working at a customer's work site. There are times when under immigration law, the Company, as employer, must pay a programmer employee at least 95% of prevailing wages for his or her specialty even when the programmer is not placed.

         Start-up and other costs decreased $197,000 in the three-month period ended September 30, 2000, as compared to the same period in fiscal 2000. This decrease is due to ceasing to recruit programmer employees and a decrease in the number of programmers who were in the United States but not working at customer sites.

         Contract Programming Gross Profit. The gross profit on contract programming revenue was 24% for the three month period ended September 30, 2000 compared to 10% for the same period in fiscal 2000. This increase is primarily due to the significant decrease in start-up and other costs in the quarter ended September 30, 2000 compared to the same quarter of the previous year.

Product Development Costs

         In October 1999 the Company began incurring costs to development its Internet Exchange. Costs incurred are primarily the salary and other wage and benefit costs of the Company's employees involved in recruiting the network of healthcare providers.

Selling, General and Administrative Expenses

         Selling, General and Administrative Expenses ("SG&A"). SG&A expenses for the three month period ended September 30, 2000 increased $1,865,000 due primarily to non-cash employee compensation related to the purchase of common stock in the Company's August 2000 private placement by the Company's Chief Executive Officer and related entities ($1,458,000) and due to conversion of Series D preferred stock into common stock by the Company's Chairman of the Board ($317,000) in September 2000. See "Liquidity and Capital Resources."

Other Income (Expense)

         Interest Income. Interest income in fiscal 2001 is related to the short-term investment of cash balances. In fiscal 2000 interest income is related to the short-term investment of cash balances and to notes receivable from employees and officers of the Company. The increase is the result of greater cash balances in fiscal 2001 over fiscal 2000.

         Interest Expense. Interest expense decreased $2,392,000 in the three months ended September 30, 2000 primarily due to the benefit accruing to note holders in fiscal 2000 when conversion terms of a $1,000,000 convertible note were amended and due to the resulting decrease in notes payable to stockholders. See "Liquidity and Capital Resources."

Income Taxes

         As of June 30, 2000, the Company had a net operating loss carryforward for federal and state income tax purposes of $30 million and $13 million, respectively. The federal net operating loss carryforward expires in the years 2006 through 2019 and the state net operating loss carryforward expires in 2000 through 2005. In connection with the Company's initial public offering, a change of ownership (as defined in Section 382 of the Internal Revenue Code of 1986, as amended) occurred. As a result, the Company's net operating loss carryforwards generated through August 10, 1992 are subject to an annual limitation of approximately $300,000.

Net Loss

         Net loss increased $513,000 for the three month period ended September 30, 2000 compared to the same period in fiscal 2000 primarily due to the increases in product development and selling, general and administrative costs, offset by the decrease in interest expense.

Preferred Stock Dividends in Arrears

         Dividends are $855,517 higher for the three months ended September 30, 2000 compared to the same period in fiscal 2000 due to the benefit associated with the exchange of the Series D preferred stock on September 11, 2000 for common stock in the amount of $862,033. See "Liquidity and Capital Resources."

Basic and Diluted Net Loss Per Share

         The Company's net loss per share has been computed by dividing net loss after deducting preferred stock dividends ($886,142 in fiscal year 2001 and $30,625 in fiscal year 2000) by the weighted average number of shares of common stock outstanding during the periods presented. Common stock issuable upon conversion of preferred stock (for fiscal year 2000), common stock options and common stock warrants have been excluded from the net loss per share calculations, as their inclusion would be antidilutive

Year ended June 30, 2000 compared to year ended June 30, 1999

Contract Programming

         Contract Programming Revenue. Contract programming revenue results primarily from sales of programmer services. Revenues decreased $3,779,000 or 60% in fiscal year 2000 compared to fiscal year 1999. This decrease is due to a reduction in the monthly average number of contract programmers working at customer sites in fiscal year 2000 compared to fiscal year 1999. There was an average of 31 contract programmers at customer sites for fiscal year 2000 compared an average of 82 in fiscal year 1999. The Company's results of operations, in the last half of fiscal year 1999, were impacted by customers' moves toward utilizing individual programmers or small (2 to 4 people) programming teams rather than large programming teams, and the election by several customers to exercise their contract termination provision allowing them to convert, for a fee, the Company's programmers to their employees. As a result, when contracts with several customers approached their termination date, they were either not renewed, renewed for a fewer number of programmers, or programmers converted to customer employees. The Company has escalated this conversion process during fiscal year 2000 to enable it to focus its business strategy towards developing its Internet Exchange for healthcare services.

         Contract Termination Fees. Contract termination fees are amounts received from customers when they exercise the contract provision to convert the Company's programmer to their employee. In addition, these fees can also be received from programmers when they exercise their contract provision to terminate their relationship with the Company prior to the termination date of their contract. These fee amounts are stipulated in customer and programmer contracts, are based on the length of time remaining under the contract, and are recognized as revenue when such contract provisions are invoked. Although contract termination fees are common in the industry, the number and frequency of exercises of the "buyout" provisions is unpredictable.

         Programmer Costs. Programmer costs are the salary and other wage and benefit costs of the Company's programmer employees. These costs decreased by $2,769,000 or 61% in fiscal year 2000 compared to fiscal year 1999. This decrease is primarily due to the reduction in the number of contract programmers working at customer sites as discussed above in "Contract Programming Revenue".

         Startup and Other Costs. Startup and other costs are the costs of recruiting, training, and travel for programmer employees coming to the United States the first time, relocation costs within the United States, and legal and other costs related to obtaining and maintaining compliance with required visas, postings and notifications.

         Included in this category of costs is compensation paid by the Company whenever programmer employees are hired and enter the United States or are relocated once in the United States but before these programmers begin working at a customer's work site. There are times when under immigration law, the Company, as employer, must pay a programmer employee at least 95% of prevailing wages for his or her specialty even when the programmer is not placed.

         The Company expenses startup and other costs as incurred, which results in timing differences between the incurring of current expense and recognition of resulting future revenue. Such differences may be particularly evident in the Company's case because of its relatively small revenue base. The effect may be particularly noticeable whenever the timing of placement of employees is such that the major startup costs occur late in one reporting period and the revenues appear in subsequent periods.

         Startup and other costs decreased $649,000 or 62% in fiscal year 2000 as compared to fiscal year 1999. This decrease is due to a decrease in the number of programmers who were in the United States but not working at customer sites. In fiscal year 2000 there was an average of 2 programmers per month temporarily unassigned compare to 8 in fiscal year 1999.

         Contract Programming Gross Profit. The gross profit on contract programming revenue was 16% for fiscal year 2000 and 12% (before contract termination fees) for fiscal year 1999. The increase for fiscal year 2000 is primarily due to the programmer employees retained during fiscal year 2000 being at a lower salary level than programmers employed in fiscal year 1999 and to suspension of recruitment in fiscal year 2000.

Product Development Costs

         In October 1999 the Company began incurring costs to develop its Internet Exchange. Costs incurred primarily are the salary and other wage and benefit costs of the Company's employees involved in recruiting the network of healthcare providers.

Selling, General and Administrative Expenses

         SG&A expense increased $53,000 or 4% in fiscal year 2000 compared to fiscal year 1999 primarily due to startup development fees payable to WebMD Corp.

Other Income (Expense)

         Interest Income. Interest income increased $88,000 in fiscal year 2000 primarily due to short-term investment of cash balances and to notes receivable from employees and officers of the Company. No such investments or notes receivable existed in fiscal year 1999.

         Interest Expense. Interest expense increased $2,370,000 in fiscal year 2000 compared to fiscal year 1999 due to the benefit accruing to the note holders from amending the conversion terms of the $1,000,000 convertible note. See "Liquidity and Capital Resources."

Income Taxes

         The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109. As of June 30, 2000, the Company had a net operating loss carryforward for federal and state income tax purposes of $30 million and $13 million, respectively. The federal net operating loss carryforward expires in the years 2006 through 2019 and the state net operating loss carryforward expires in 2000 through 2005. In connection with the Company's initial public offering, a change of ownership (as defined in Section 382 of the Internal Revenue Code of 1986, as amended) occurred. As a result, the Company's net operating loss carryforwards generated through August 10, 1992 are subject to an annual limitation of approximately $300,000.

         In 1993, a controlling interest of the Company's stock was purchased, resulting in a second annual limitation of approximately $398,000 on the Company's ability to utilize net operating loss carryforwards generated between August 11, 1992, and September 13, 1993. The Company expects that the aforementioned annual limitations will result in $4.5 million of net operating loss carryovers, which will not be utilized prior to the expiration of the carryover period.

Net Loss

         Net loss increased to $4,815,641 in fiscal year 2000 from $716,747 in fiscal year 1999 primarily due to product development costs of the Company's Internet Exchange and increased interest expense.

Basic and Diluted Net Loss Per Share

         The Company's net loss per share has been computed by dividing net loss after deducting preferred stock dividends ($122,500 in each of the fiscal years 2000 and 1999) by the weighted average number of shares of common stock outstanding during the periods presented. Common stock issuable upon conversion of preferred stock, common stock options and common stock warrants have been excluded from the diluted net loss per share calculations, as their inclusion would be antidilutive. Net loss per share increased as a result of a greater loss partially offset by a greater weighted average number of shares in fiscal year 2000 compared to fiscal year 1999.

Year ended June 30, 1999 compared to year ended June 30, 1998

Contract Programming

         The Company's results of operations were impacted, during the last half of fiscal 1999, by customers moving toward utilizing individual programmers or small (2 to 4 people) programming teams rather than large programming teams and several customers choosing to exercise a contract provision which allowed them to convert the Company's programmers to their employees. As a result, when contracts with several customers approached their termination date, they were either not renewed, renewed for a fewer number of programmers, or programmers converted to customer employees. Therefore, in the last half of fiscal 1999, the monthly average number of programmers at customer sites dropped to 70 from the 93 monthly average in the first half of fiscal 1999 and 88 in the last half of fiscal 1998; and the number of programmers pending a customer assignment increased to a monthly average of 13 in the second half of fiscal 1999 from the 3 monthly average in the first half of fiscal 1999 and the last half of fiscal 1998. Although the gross margin (excluding contract termination fees) for the second half of fiscal 1999 was only 7.7%, it was 15.9% in the first half of fiscal 1999, and 12.3% for the full fiscal year 1999 compared to 10.1% for fiscal 1998.

         Contract Programming Revenue. Contract programming revenue results from sales of programmer services. Revenues increased $1,090,000 or 21% in fiscal 1999 compared to fiscal 1998. This increase was due to a 12% increase in the number of programmers in fiscal 1999 compared to fiscal 1998 and due to billing rate increases during fiscal 1999.

         Contract Termination Fees. Contract termination fees are amounts received from customers when they exercise the contract provision to convert the Company's programmer to their employee. In addition, these fees can also be received from programmers when they exercise their contract provision to terminate their relationship with the Company prior to the termination date of their contract. These fee amounts are stipulated in customer and programmer contracts, are based on the length of time remaining under the contract, and are recognized as revenue when such contract provisions are invoked. Although contract termination fees are common in the industry, the number and frequency of exercises of the "buyout" provisions is unpredictable.

         Programmer Costs. Programmer costs are the salary and other wage and benefit costs of the Company's programmer employees. These costs increased $653,000, or 17% in fiscal 1999 compared to fiscal 1998. This increase is due to the 12% increase in the number of programmers and to increasing salaries for more experienced programmers.

         Start-up and Other Costs. Startup and other costs are the costs of recruiting, training, and travel for programmer employees coming to the United States for the first time, relocation costs within the United States, and legal and other costs related to obtaining and maintaining compliance with required visas, postings and notifications.

         Included in this category of costs is employee compensation paid by the Company whenever programmer employees are hired and enter the United States or are relocated once in the United States but before these programmers begin working at a customer's work site. There are times when under immigration law, the Company, as employer, must pay a programmer employee at least 95% of prevailing wages for his or her specialty even when the programmer is not placed.

         The Company expenses startup and other costs as incurred, which results in timing differences between the incurring of expense and recognition of resulting revenue. Such differences may be particularly evident in the Company's case because of its relatively small revenue base and because of its growth. The effect may be particularly noticeable whenever the timing of placement of employees is such that the major startup costs occur late in one reporting period and programmers begin to generate revenue in subsequent periods.

         Start-up and other costs increased $190,000 or 22% in fiscal 1999 compared to fiscal 1998. This increase is due to an increase in the number of programmers in the United States who were not working at customer sites. In fiscal 1999 there was an average of 8 programmers per month temporarily unassigned compared to approximately 3 in fiscal 1998.

         Contract Programming Gross Profit. The gross profit percentage was 16% for fiscal 1999 compared to 10% for fiscal 1998. Gross profit margin increased due to the $253,000 in contract termination fees received in fiscal 1999. The remaining difference is primarily due to billing rate increases exceeding programmer salary increases.

Selling, General and Administrative Expenses

         SG&A   expense  decreased  to $113,000 or 8% in fiscal 1999 compared to fiscal 1998 primarily due to a decrease in noncash employee compensation related to stock grants to Mr. W. Robert Keen.

Other Income (Expense)

         Interest Expense. Interest expense increased $86,000 in fiscal 1999 compared to fiscal 1998 due to a net increase in notes payable and other debt over the last two years of $1,500,000.

Income Taxes

         The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109. As of June 30, 1999, the Company had a net operating loss carryforward for federal and state income tax purposes of $25 million and $5 million, respectively. The federal net operating loss carryforward expires in the years 2006 through 2018 and the state net operating loss carryforward expires in 1999 through 2004. In connection with the Company's initial public offering, a change of ownership (as defined in Section 382 of the Internal Revenue Code of 1986, as amended) occurred. As a result, the Company's net operating loss carryforwards generated through August 10, 1992 are subject to an annual limitation of $300,000.

         In 1993, a controlling interest of the Company's stock was purchased, resulting in a second annual limitation of $398,000 on the Company's ability to utilize net operating loss carryforwards generated between August 11, 1992, and September 13, 1993. The Company expects that the aforementioned annual limitations will result in $4.1 million of net operating loss carryovers, which may not be utilized prior to the expiration of the carryover period.

Net Loss

         Net loss decreased to $716,747 in fiscal 1999 from $1,243,944 in fiscal 1998 due to a greater gross margin and lower SG&A, offset by higher interest expense.

Basic and Diluted Net Loss Per Share

         The Company's net loss per share has been computed by dividing net loss after deducting preferred stock dividends ($122,500 in each of the fiscal years 1999 and 1998) by the weighted average number of shares of common stock outstanding during the periods presented. Common stock issuable upon conversion of preferred stock, common stock options and common stock warrants have been excluded from the net loss per share calculations, as their inclusion would be antidilutive. Net loss per share decreased as a result of a smaller loss and only a slightly greater weighted average number of shares in fiscal 1999 compared to fiscal 1998.

Liquidity and Capital Resources

         Traditionally, the Company has used a combination of equity and debt financing and internal cash flow to fund operations and finance accounts receivable, but has incurred operating losses since its inception, which has resulted in an accumulated deficit of $43,839,849 at September 30, 2000.

         The Company has received short-term, unsecured financing to fund its operations in the form of notes payable of $3,567,424 as of June 30, 2000, from Mr. Cameron and another stockholder. These notes bear interest at 10.25%. On September 11, 2000, the Company agreed with Mr. Cameron to extend the due date on notes payable to him until December 31, 2001 in exchange for an extension fee of 2%. These extended notes total $1,511,635, including accrued interest and extension fees, and bear interest at 10.25% per annum. Also on September 11, 2000, the Company agreed with the other note holder to extend the due date of his notes until December 31, 2001 in consideration of such notes becoming convertible promissory notes. The convertible promissory notes total $2,288,815, including accrued interest, bear interest at 10.25% per annum and are convertible into common stock at $3.00 per share (approximate public trading price on that date) at the note holder's option.

         On April 21, 1997, the Company issued an unsecured note payable (the "Straight Note") to Mr. Cameron for $1,000,000 in accordance with the Reimbursement Agreement the Company signed on February 28, 1994. Terms of the note provided for an interest rate of 9.5% and monthly interest payments. No maturity date was stated in the note; however, under the terms of the Reimbursement Agreement, upon written demand by Mr. Cameron, the Straight Note was to be replaced by a note convertible into the Company's common stock (the "Convertible Note") in a principal amount equal to the Straight Note and bearing interest at the same rate. The conversion price of the Convertible Note was equal to 20% of the average trading price of the Company's common stock over the period of ten trading days ending on the trading day next preceding the date of issuance of such Convertible Note.

         Subsequent to June 30, 1999, Mr. Cameron disposed of a portion of his interest in the Straight Note, reducing the balance due him to $711,885, plus accrued interest. On August 19, 1999, the Company's Board of Directors agreed with the Straight Note holders to fix the conversion price of the Convertible Note to $0.044 in exchange for the Straight and/or Convertible Notes ceasing to accrue interest as of that date. Because of the decline in revenues caused by the nonrenewal of programmer contracts and the steady decline in the quoted value of the Company's common stock at that time (trading price was at $0.25 on August 19, 1999), the Board agreed it was in the best interest of the Company to eliminate the future market risk that the conversion price become lower than a fixed conversion price of $0.044. The benefit accruing to the note holders resulting from the amendment to the conversion terms, as measured on August 19, 1999, was approximately $2.4 million and was recorded as additional interest expense in the quarter ended September 30, 1999.

         Subsequent to August 19, 1999, Mr. Cameron elected to replace his remaining interest in the Straight Note, including accrued interest, with the Convertible Note and then simultaneously converted the Convertible Note into 19,762,786 shares of the Company's common stock. All other Straight Note holders also replaced their Straight Notes, including accrued interest, with Convertible Notes and converted such Convertible Notes into an aggregate of 7,998,411 shares of the Company's common stock during fiscal 2000.

         The Company received $3,712,348 in private sales of its common stock at an average price of $3.42 per share during fiscal year 2000.

         The Company's Internet Exchange development efforts will require substantial funds prior to generating revenues. Therefore, the Company engaged a New York based financial and investment banking firm to assist the Company in raising capital. On August 28, 2000, the Company sold $10 million of its common stock at $3.00 per share. Proceeds net of offering costs were approximately $9.6 million. The proceeds from the private placement will be used to develop the Company's proposed Internet Exchange and are expected to be sufficient to meet the Company's working capital needs through at least this fiscal year. The Company's Chief Executive Officer and related entities purchased 2,333,335 shares of the Company's common stock in the private placement. Because the purchase price of such stock was less than the public trading price on the date of purchase, the Company recorded compensation expense of approximately $1,458,000 in the first fiscal quarter ended September 30, 2000.

         On September, 11, 2000, the Company agreed with the Series D preferred stockholders to exchange all their outstanding Series D shares and $475,915 in accrued preferred stock dividends into 566,972 shares of common stock based on a purchase price of $3.00 per common share. The benefit accruing to the Series D preferred stockholders was recorded in the quarter ended September 30, 2000, approximately $317,000 in compensation expense and $862,000 in preferred stock dividends.

         Based on the steps the Company has taken to refocus its operations and obtain additional financing, the Company believes that it has developed a viable plan to address the Company's ability to continue as a going concern, and that this plan will enable the Company to continue as a going concern through at least the end of fiscal 2001. However, there can be no assurance that this plan will be successfully implemented.

Effects of Inflation

         Management does not expect inflation to have a material effect on the Company's operating expenses.

Quantitative and Qualitative Disclosures About Market Risk

         The Company has long-term debt in the aggregate amount of $3,800,450 as of September 30, 2000 payable to two stockholders of the Company. The debt bears interest at 10.25% per annum and is due December 31, 2001. The Company does not believe that any change in interest rates will have a material impact on the Company during fiscal 2001. Further, the Company has no foreign operations and therefore is not subject to foreign currency fluctuations.

                             DESCRIPTION OF BUSINESS

General

         Alternative Technology Resources is in the early stages of constructing an Internet Exchange for healthcare services called "DoctorAndPatient.com." The Company has contracted with, and is currently recruiting additional, medical doctors, medical groups, hospitals and other health care practitioners (collectively, "Providers") to offer their services, on a nonexclusive basis, to individuals and others who purchase or facilitate the purchase of health care services ("Purchasers"). The Company is recruiting these Providers through its employees located in twenty-two cities in the United States. The Company is also evaluating potential technology vendors and developing a proof of concept, which it believes it will test in the current year. The purpose of the Internet Exchange is to utilize the Internet and other technologies to provide administrative, billing and repricing services, as well as a direct and efficient connection between Providers and Purchasers.

         The Company will not provide health care services, but rather expects to act as an intermediary between Providers and Purchasers that should benefit both parties. The Company believes that eliminating the costs associated with traditional "bricks and mortar" operations, creating economies of scale, facilitating access to Providers and Purchasers, streamlining overhead costs, exploiting possibilities for functional integration, reducing errors and speeding the payment of claims should allow Purchasers to pay less and allow Providers to recover more of what they bill.

History

         Alternative Technology Resources, Inc. was founded as 3Net Systems, Inc. in 1989 to develop and sell medical laboratory information systems. In 1996, the Company began to focus on the business of recruiting, hiring, training and placing foreign computer programmers with U.S. companies and soon changed its name to Alternative Technology Resources, Inc.

         In August 1999, James W. Cameron, Jr., the Company's largest stockholder, was named Chairman and Chief Executive Officer. Under his direction the Company identified what it believes to be a significant business opportunity and began developing a business model involving the establishment of an Internet Exchange for healthcare services under the name "DoctorAndPatient." In line with its business strategy to focus on the establishment of an Internet Exchange, the Company suspended recruitment for the contract programming division in December 1999 and is pursuing the conversion of computer programmers to become the customers' employees.

         In February 2000, Jeffrey S. McCormick assumed the position of the Company's Chief Executive Officer. Mr. McCormick has significant experience in financing, managing and growing early stage development companies as a managing director of Bostonbased Saturn Asset Management, Inc. Mr. McCormick has served as an advisor or director of several Internet and electronic commerce companies over the last six years. As the Company's CEO, Mr. McCormick will be responsible for all phases of development, implementation and operation of the Company's Internet Exchange. Mr. Cameron still acts as Chairman and expects to continue to play an active and substantial role in formulating the Company's business strategy and policy. The Company will use its management's experience in health care and information technology to establish the Internet Exchange, which has become the Company's primary focus. At present, the Company is in the early stages of developing the Internet Exchange.

         The Company will not provide health care services, but rather expects to act as an intermediary between Providers and Purchasers that should benefit both. The Company believes that eliminating the costs associated with traditional "bricks and mortar" operations, creating economies of scale, facilitating access to Providers and Purchasers, streamlining overhead costs, exploiting possibilities for functional integration, reducing errors and speeding the payment of claims should allow Purchasers to pay less and Providers to recover more of what they bill.

Overview of the Industry

         According to the Healthcare Financing Administration ("HCFA"), in 1998, health care in the United States was a $1.149 trillion dollar industry, which accounted for approximately 13.5% of gross domestic product. The industry is characterized by extremely complex decisionmaking, high fragmentation, high barriers to entry, rising costs and slow adoption and incorporation of many information technologies. The health care industry's poor rate of investment in technological innovation has created a system rampant with inefficiencies. According to the Health Data Directory, less than 39% of private sector billing claims (including commercial, indemnity, PPO and HMO claims) were automated in 1999. Even those that are automated often have processing delays because of myriad reasons, including improper coding of information, inaccurate data on patients and improper eligibility information. Waste in the acquisition, delivery and processing of billing and payment for health services has been widely reported and documented. The Company believes that there are gaps and inefficiencies in the purchasing process and in billing and claims processing systems creating a key business opportunity for an Internet Exchange.

         In its simplest form, health care can be described as the demand for services by individuals ("Patients") and the supply of services by Providers, which include medical doctors, hospitals, physical therapists and other health practitioners. Providers often form groups and practice associations. Purchasers include Patients and various forms of third parties, such as HMO's, insurance companies, Medicare, Medicaid and selfinsured employers, that act as purchaser and Payor for services provided to Patients (collectively, "ThirdParty Payors").

         In most instances, Patients are members of a health service purchasing group or pool commonly offered by ThirdParty Payors. The members' health coverage is described in a plan that spells out what care is fully, partially or not covered, rules relating to payment and deductibles, selection of Providers, use of specialists, required permissions, exclusions and so on. In these circumstances, Patients rarely pay Providers directly except for copayments and deductibles that represent only a fraction of the total bill.

         ThirdParty Payors pay Providers generally after considerable delay. Provider bills are reviewed by Purchasers and their managed care companies to verify Patient's eligibility, plan group membership, compliance with treatment and billing format and rules, and other plan provisions. The Provider's bill often is adjusted for violations and errors. Providers, like their Patients, often do not understand many health plans and may accept incorrect payment lowered by reductions they do not understand.

         There   are   a   large   number   of    variations    of   the   above
PatientProviderThirdParty Payor relationship - such as HMOs, PPOs, Medicare, Medicare enrolled HMOs, Medicaid - all of which involve some combination or redistribution of some of the functions described.

         In a cash model, the Patient will pay the Provider directly. For many Americans, this simple cash model is the only one possible for all or much of their care. In many cases, these individuals may have the financial wherewithal to pay for many health services. However, Providers generally do not have the time, inclination or capability to seek out these cash Patients.

Relationship to the Provider

         The Company is developing the Internet Exchange for contracted Providers (including Provider groups) to market their services to Purchasers more efficiently. In addition, the Company believes eliminating costs and delays in the billing process should allow Providers to recover more of what they bill. In the United States, there are approximately 750,000 medical doctors, 6,000 hospitals, 539,000 licensed ancillary Providers (such as chiropractors, optometrists, physical therapists and physician assistants) and various suppliers (such as pharmacies, durable medical equipment suppliers, and transportation). The Company is currently marketing to and entering into contracts with Providers. A transaction-processing fee will be added to bills received from Providers and routed to Purchasers or their intermediaries.

         Each Provider will be responsible for keeping information about its services on the Company's Internet Exchange up to date.

Relationship to ThirdParty Payors

         The Company intends to integrate the Internet Exchange with billpricing software so as to add efficiencies to the purchasing and processing function. We will make these additional services available to ThirdParty Payors on a contractual basis. Third Party Payors will contract with us in order to receive Providers' offered rates, and in order to lower their costs by receiving bills electronically and prepriced. The goal of this system is to introduce additional cost certainty and to streamline the billing and payment process. We will receive a fee for transactions on our Internet Exchange. ThirdParty Payors will be contractually required to pay timely and according to rates on our Internet Exchange in order to receive the benefit of reduced rates from Providers. However, we have not yet reached the critical mass of Providers we believe will be required to commence entering into these contractual relationships with ThirdParty Payors.

         The revenue models for ThirdParty Payors will vary depending on the nature of the Payor and on our negotiated contractual arrangements.

Relationship to Individual Uninsured and Under Insured Purchasers

         According to a 1998 U.S. Census Bureau Estimate, in the United States today, more than 44.3 million people have no medical plan or insurance coverage. Many more have no or inadequate coverage for anything but catastrophic care, being mainly without coverage for anything but a medical disaster requiring hospitalization. Most plans exclude many types of treatment. Our Internet Exchange is being developed to facilitate the provision of health services by Providers at favorable rates to interested individual uninsured or under insured Patients.

         In September 1999, the Company entered into an agreement with WebMD Corp. to develop a webbased portal through which Patients can procure health services. Through this portal, a Patient will be able to view Provider offerings and search detailed profile information for Providers that meet his or her particular needs and preferences. Patients will pay a fee for access to Providers. We will notify the Providers and forward information obtained from the individual. The Provider and Patient will thus be connected and can make arrangements for care on a schedule that suits them. The Company and WebMD Corp. are currently evaluating the status of this project.

Competition

         The Company's Internet Exchange will compete with established preferred provider organizations, integrated delivery systems and health plans and other companies offering "discount plans" to potential customers, including established and new Internet companies. These industries are intensely competitive and rapidly evolving.

         Increased competition in the industry could result in price reductions, reduced gross margins or loss of market share, which could seriously harm the Company's business and operating results. The Company's success depends on the ability to market the Internet Exchange to potential Providers and third party and individual Payors and their agents. The Company believes that the principal competitive factors in this market are health and managed care expertise, data integration and transfer of technology, ability to persuade Providers and Purchasers to accept new technology and new models, customer service and support and product and service fees. Competition is expected to increase in the future.

         As a new participant in the health care industry, the Company's potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and significantly greater name recognition. In addition, many of the Company's competitors have wellestablished relationships with the Company's current and potential customers and have extensive knowledge of the industry. Current and potential competitors have established or may establish strategic relationships among themselves or with third parties to increase the ability of their products and services to address Payor needs. These competitors may seek and obtain business method patents on portions of or all their operations, which could effectively preclude the Company from competing with the most efficient model. Also, other companies may implement a similar Internet strategy. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

Government Regulation

         The Company's operations are subject to various federal and state laws. The Company believes that its operations currently comply with such laws, but there can be no assurance that subsequent laws, or subsequent changes in current laws or legal interpretations, will not adversely affect the Company's operations.

         The confidentiality of patient records and claims data and the circumstances under which records and data may be released or must be secured for inclusion in the Company's databases may be subject to substantial regulation by state governments. These state laws govern both the disclosure and the use of confidential patient medical records. Although compliance with these laws currently is principally the responsibility of Providers and health plans, these regulations may be extended to cover the business and the claims data and other information that are included in the Company's databases. If these laws are extended to cover the Company's business, the Company may be required to expend additional resources in order to comply with these laws, including changes to the Company's security practices, and may be exposed to greater liability in the event of failure to comply with these laws.

         The  Health  Insurance  Portability  and  Accountability  Act  of  1996
("HIPAA") mandates the use by health plans of standard transactions, identifiers, security and other provisions. The Company plans to design its products and services to comply with HIPAA, but any change in federal standards would require the Company to expend additional resources. Finally, the Federal Trade Commission has become very active in investigating privacy issues on the Internet within its jurisdiction over unfair and deceptive trade practices.

         The offering of health provider services is subject to extensive regulation under state laws. Under some state laws, regulators may take the position that a registration fee for customer access to favorable fees from Providers requires meeting the requirements for licensing as a health plan or health insurer. In addition, to the extent that fees are paid by Providers, state regulators could assert that the Company's Internet Exchange is a referral agency, which requires licensing under many state laws, or that Providers are paying prohibited referral fees, which could subject the Provider or the Company to civil or criminal penalties. In addition, the Company's relationships with ThirdParty Payors may require licensing or certifications in some states. Also, although the Company does not currently anticipate entering the Medicare or state Medicaid markets, similar federal regulations could adversely impact the business. Because the ecommerce business is relatively new to the provider network industry, the impact of current or future regulations is difficult to anticipate.

         In November 1999, the California Department of Corporations, Health Enforcement Division, announced that it is taking enforcement action against discount health benefit card plans conducting operations in California in violation of the Health Care Service Plan Act of 1975 (the "HCSP Act"). If it determines that a particular plan falls under its jurisdiction, the Department can issue a cease and desist order to require the plan to halt its unlawful practices, violations of which can lead to monetary penalties. In October 1999, the Department issued the Company a subpoena with respect to documents relating to the Company's relationship with WebMD Corp. and the potential of being a health care service plan under the Department's jurisdiction. The Company has responded to this subpoena. While the Company does not believe its Internet Exchange is within the scope of the HCSP Act, the Department may continue to require compliance with the HCSP Act, which would require substantial changes in the Company's business model. Legislation is being proposed in California to impose minimal licensing requirements on discount plans. The Company cannot predict whether this legislation will pass or whether it will ultimately apply to the Company. As the Company develops a business plan, compliance with or prohibitions by state regulations could delay or eliminate certain aspects of the Company's business or force the Company to modify its business, which could have a material adverse impact the Company's business and prospects. As of November 30, 2000, the Department has not requested additional information from the Company.

         In connection with its program placing foreign computer programmers into U.S. companies, the Company must comply with the laws and regulations of the U.S. Immigration and Naturalization Service (INS). Further, as previously disclosed, Alternative Technology Resources is in the process of converting its remaining programming employees to its customers' employees. While the Company has engaged an immigration lawyer to interpret INS rules and regulations, there can be no assurance that the immigration laws of the United States will prevent the Company from converting the remaining programming employees to customer employees.

Legal Proceedings

         The Company is not currently a party to any pending legal proceedings.

Human Resources

         At November 30, 2000, the Company had 49 employees, consisting of 24 employees located at the Company's headquarters in Sacramento, 3 foreign computer programmer employees located at customer locations, and 22 employees in satellite offices in 15 states, including California. This includes Provider Development staff of 33 that is recruiting medical providers for contracting in 35 markets in 27 states for the Internet Exchange.

Description of Property

         The Company's headquarters are located in Sacramento, California. The Company occupies approximately 5,200 square feet of office space, which it leases from Mr. James W. Cameron, Jr., the Company's Chairman of the Board and majority stockholder, for a monthly rent of $11,434. A February 1, 2000 addendum to the lease extended the expiration of the lease to January 1, 2004.

         In addition, the Company has assumed a lease on approximately 2,340 square feet of office space in Portsmith, New Hampshire for a monthly rent of $3,263 commencing December 1, 2000 through May 31, 2003.

                                   MANAGEMENT

Directors and Executive Officers

         The following table lists our current directors and executive officers as of November 30, 2000:


        Name              Age     Position
----------------------   ------   ----------------------------------------------

James W. Cameron, Jr.      52     Chairman of the Board, Chief Financial Officer

Jeffrey S. McCormick       39     Director, Chief Executive Officer

Edward L. Lammerding       71     Director

Thomas W. O'Neil, Jr.      71     Director


         James W. Cameron, Jr., 52, has served as our Chairman of our Board of Directors since August 1999 and Chief Financial Officer since November 2000. Mr. Cameron also currently serves as the Chief Executive Officer of Cameron and Associates, a company he founded in 1992. From 1982 through 1992, Mr. Cameron was the Chief Executive Officer and Chairman of the Board of Occupational Urgent Care Health Systems, Inc., a publiclytraded company he founded that, when sold to First Health Group Corp. in 1992, had a market capitalization of $400 million. (Subsequent to the sale, Mr. Cameron served as a director on the Board of First Health Group.)

         Jeffrey S. McCormick, 39, has served as our Chief Executive Officer since February 2000. In November 2000, he was elected director. For at least the previous five years, Mr. McCormick served as the Founder and Managing Director of Saturn Asset Management, Inc., and its affiliates, a Boston based venture capital and private equity firm which predominantly focuses on healthcare, electronic commerce, digital media and telecommunications. Mr. McCormick identifies, researches, and capitalizes emerging growth companies, and works extensively with management teams on strategic partnerships, capitalization, strategy and recruiting senior personnel. He currently sits on the Board of Directors of Saturn and MediaSite, Inc., a Saturn portfolio company.

         Edward L. Lammerding, 71, is a Director of the Company since November 1993 and served as Chief Financial Officer from 1995 to November 2000. Mr. Lammerding was the Chairman of the Board of Alternative Technology Resources from 1995 to 1999, President of Sierra Resources Corporation from 1982 to 1996; Chairman of the Board of Digital Power Corporation from 1989 to 1998. Mr. Lammerding is a former member of the California Lottery Commission; a member of the St. Mary's College Board of Trustees and was a Director and Secretary of OUCH from September 1983 to February 1992.

         Thomas W. O'Neil, Jr., 71, is a Director of the Company and has been since November 1995. Mr. O'Neil is a Certified Public Accountant and a Partner at Schultze and O'Neil, CPA's since April 1991. He has been a director of Digital Power Corporation since 1991 and is a Retired Partner from KPMG Peat Marwick where he worked from 1955 to 1991. Also, he served as Chairman of the Board of Directors of the California Exposition and State Fair and serves as Director, Regional Credit Association and is a member of the St. Mary's College Board of Regents.

Family Relationships.

         There are no family relationships between any of the directors or executive officers.

Executive Compensation

                           SUMMARY COMPENSATION TABLE

         The following table contains information regarding compensation paid with respect to the three preceding fiscal years to the Company's Chief
Executive Officer and each other executive officer whose salary and bonus exceeded $100,000 (the "Named Executives" for the fiscal year ended June 30, 2000):


                                                                                             Long-Term Compensation
                                           Annual Compensation                                          Awards
                                ------------------------------------------------------    --------------------------------
                                                                          Other             Securities         All Other
                                Fiscal                                   Annual             Underlying        Compensation
        Name                     Year      Salary ($)      Bonus      Compensation         Options/SARs#        and LTIP
---------------------------     -------   -----------     ------     -----------------    ----------------   -------------

James W. Cameron, Jr. (1)        2000           None       None       $     90,000(2)           25,000(3)         None

Jeffrey S. McCormick (4)         2000     $   25,000       None               None           7,000,000(5)         None

George R. Van Derven (6)         2000     $  112,500       None               None              25,000(7)         None
                                 1999     $  151,735       None               None                None            None
                                 1998     $  150,000       None               None                None            None

-------------------

(1) Mr. Cameron served as Chief Executive Officer from August 1999 until February 2000.
(2) Amounts were paid to Cameron and Associates for providing consulting services to the Company.
(3) On January 3, 2000, the Company granted to Mr. Cameron an option to purchase 25,000 shares of common stock at $4.44 per share.
(4) Mr. McCormick was named Chief Executive Officer of the Company on February 17, 2000. See "Employment Agreement with Jeffrey S. McCormick."
(5) On April 14, 2000 the Company granted to Mr. McCormick a non-qualified option to purchase 7,000,000 shares of common stock at $3.00, the closing price per share of the Company's common stock as of the date of the employment agreement.
(6)  Mr. Van Derven served as President until October 1999
(7) On August 19, 1999, the Company granted to Mr. Van Derven an option to purchase 25,000 shares of common stock at $0.25 per share. These options were forfeited (in accordance with terms of the stock option plan) 90 days following termination of his employment with the Company.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

         The following table provides information relating to stock options granted during fiscal year ended June 30, 2000.


                                                                                                Potential Realized Value at
                                                     % of Total                                   Assumed Annual Rates of
                                                      Options                                   Stock Price Appreciation for
                                                     Granted to      Exercise                           Option Term
                                 Options/SARs       Employees in     Price per    Expiration   ------------------------------
                                   Granted #        Fiscal Year        Share         Date            5%               10%
                                --------------     --------------    ---------   ------------  --------------  --------------

James W. Cameron, Jr.                25,000              0.32%         $4.44       1/2/2010    $     69,807    $     176,905

Jeffrey S. McCormick              7,000,000             88.83%         $3.00      4/14/2010    $ 13,206,787    $  33,468,592

George R. Van Derven                 25,000              0.32%         $0.25      6/30/2000(1)          N/A              N/A


-------------------------

(1) On August 19, 1999, the Company granted Mr. Van Derven an option to purchase 25,000 shares of common stock at $0.25 per share. These options were forfeited (in accordance with terms of the stock option plan) 90 days following termination of his employment with the Company.

         The exercise price of each option was equal to the fair market value of our common stock on the date of the grant. Percentages shown under "Percent of Total Options Granted to Employees in the Last Fiscal Year" are based on an aggregate of 7,880,000 options granted to our employees under the 1997 Stock Option Plan and outside of this plan during the year ended June 30, 2000.

         Potential realizable value is based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect our projection or estimate of future stock price growth. Potential realizable values are computed by:

o Multiplying the number of shares of common stock subject to a given option by the exercise price.

o Assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option, and

     Subtraction from that result the aggregate option exercise price.

                          FISCAL YEAR END OPTION VALUES

         The following table sets forth for each of the executive officers named in the Summary Compensation Table the number and value of exercisable and unexercisable options and SARs at fiscal year end:


                                                                   Number of Securities
                                                                  Underlying Unexercised              Value of Unexercised
                                                                       Options/SARs                 In-The-Money Options/SARs
                                  Shares                             At June 30, 2000                   At June 30, 2000
                               Acquired on       Value         -----------------------------     --------------------------------
                               Exercise(#)     Realized ($)    Exercisable    Unexercisable       Exercisable    Unexercisable
                              --------------   ------------    -----------    --------------     -------------   ----------------

James W. Cameron, Jr.               None              None        25,000             None         $     8,525              None

Jeffrey s. McCormick                None              None          None        7,000,000                None     $  12,467,000

George R. Van Derven              87,500        $  322,028          None             None                 N/A               N/A

--------------------------

         Amounts shown under the column "Value of Unexercised In-The-Money Options at June 30, 2000," represent the difference between the trading price of a share of common stock underlying the options at June 30, 2000, of $4.78 per share (the closing price on June 30, 2000, as reported by the OTC Bulletin Board) less the corresponding exercise price of such options.

Compensation of Directors

         Directors do not receive compensation for serving as such; however, each Director who is not an employee of the Company can be granted annual stock options under the Company's 1997 Stock Option/Stock Issuance Plan. Messrs. Cameron, Lammerding and O'Neil were granted options to purchase 25,000 shares of the Company's common stock at an exercise price equal to the fair market value on the date of grant in January 2000 for their services during fiscal year 2000.

Employment Agreement

         In April 2000, we entered into an employment agreement with Mr. McCormick to become our Chief Executive Officer effective February 17, 2000. Beginning July 1, 2000 and for the remaining term of Mr. McCormick's employment, the Board shall nominate him to serve as a Director of the Company. The initial term of the agreement is 5 years, automatically continuing for successive terms of one year unless terminated by either party by written notice at least 30 days prior to the end of the initial or any succeeding terms. The agreement established Mr. McCormick's initial annual base salary at $150,000 per year beginning May 1, 2000 and provided for a grant to Mr. McCormick of a non-qualified stock option to purchase up to 7,000,000 shares of the Company's common stock at an exercise price of $3.00 (the fair market value of the Company's common stock on the date of grant.)

         The option vests ratably over 5 years and expires on April 14, 2010. The agreement provides that vesting shall accelerate and the option become 100% vested upon: death of Mr. McCormick, a change of control of the Company, a change of a majority of the current Board of Directors during the term of his employment, or a termination by Mr. McCormick for a "good reason" or termination by the Company without "cause." "Piggy-back" registrations rights are applicable to all option stock issued to Mr. McCormick, including stock related to a 6,000,000 option from Mr. Cameron to Mr. McCormick. The agreement provides that in the event Mr. McCormick terminates for a "good reason" or is terminated without "cause," he shall receive an amount equal to 18 months of his base salary, at the rate then in effect, to be paid in a lump sum no later than 30 days following termination, and he shall continue to receive fringe benefits as in effect at the time of termination for 18 months following such termination.

In addition he shall also receive any bonus amount, or pro rata share of any bonus amount that may have been awarded to him as the compensation committee of the Board, in its sole discretion, may have authorized as a bonus.

1993 and 1997 Stock Option/Stock Issuance Plans

         The 1993 Stock Option/Stock Issuance Plan (the "1993 Plan"), pursuant to which key employees (including officers) and consultants of the Company and the non-employee members of the Board of Directors may acquire an equity interest in the Company, was adopted by the Board of Directors on August 31, 1993 and became effective at that time. The 1993 Plan provided that up to 400,000 shares of common stock could be issued over the ten-year term of the 1993 Plan. Upon stockholder approval of the 1997 Stock Option Plan (the "1997 Plan"), the Board of Directors terminated the 1993 Plan, which termination shall not alter the vesting provisions or any other term or condition of any option granted prior to the termination of the 1993 Plan.

         The 1997 Plan, pursuant to which key employees (including officers) and consultants of the Company and the non-employee members of the Board of Directors may acquire an equity interest in the Company, was adopted by the Board of Directors on November 18, 1997 and became effective at that time.

         An aggregate of 3,000,000 shares of common stock may be issued over the five-year term of the 1997 Plan. Subject to the oversight and review of the Board of Directors, the 1997 Plan shall generally be administered by the Company's Compensation Committee consisting of at least two non-employee directors as appointed by the Board of Directors. The grant date, the number of shares covered by an option and the terms and conditions for exercise of options, shall be determined by the Committee, subject to the 1997 Plan requirements. The Board of Directors shall determine the grant date, the number of shares covered by an option and the terms and conditions for exercise of options to be granted to members of the Committee.

         During fiscal 2000, the Company granted options to purchase shares of common stock to Messrs. Cameron, Keen and Van Derven under the 1997 Plan (see table of "Option/SAR Grants in Last Fiscal Year"). As of June 30, 2000, approximately 1,840,000 shares are available under the 1997 Plan for grant.

Limitation of Liability and Indemnification

         Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify its directors, officers, employees and agents under certain circumstances. Article Seventh of the Company's Amended and Restated Certificate of Incorporation provides that the Company shall indemnify to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time, all persons whom it may indemnify pursuant thereto. Article Sixth of the Amended and Restated Certificate of Incorporation further provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director; provided, however, that such clause shall not apply to any liability of a director (1) for any breach of the director's duty of loyalty to the Company or its stockholders, (2) for acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the General Corporation Law of the State of Delaware, or (4) for any transaction from which the director derived an improper personal benefit.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Alternative Technology Resources, we have been informed that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information as to (i) the persons or entities known to the Company to be beneficial owners of more than 5% of the Company's common stock as of November 30, 2000, (ii) all directors of the Company, and (iii) all directors and executive officers of the Company as a group.

                                                     Common Stock
                                           ---------------------------------
Name of Beneficial Owner                   Number of Shares         Percent
---------------------------------------    -----------------        --------

James W. Cameron, Jr.                         39,437,784 (1)         66.5%
629 J Street
Sacramento, CA  95814

Jeffrey S. McCormick                          15,650,334 (2)         23.6%
629 J Street
Sacramento, CA  95814

Edward L. Lammerding                              30,000 (3)          *

Thomas W. O'Neil, Jr.                             81,050 (3)          *

All directors and executive officers          49,198,118 (4)         81.7%
As a group (4 persons)

----------------------

* Less than 1.0%.

(1) Includes 25,000 shares issuable upon exercise of options. Also includes 6,000,000 shares optioned to Mr. McCormick and immediately exercisable.
(2) Includes 7,000,000 shares issuable upon exercise of options, all of which are subject to vesting, includes 6,000,000 shares under option from Mr. Cameron and immediately exercisable, and 1,699,667 shares held by entities in which Mr. McCormick may be deemed to be in control.
(3)  Includes 30,000 shares issuable upon exercise of options.
(4)  Includes 7,085,000 shares issuable upon exercise of options.

                              PLAN OF DISTRIBUTION

         The selling stockholders and any of their pledgees, assignees, and successors-in-interest may, from time to time, sell any or all or none of their common shares on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling common shares:

     o    ordinary   brokerage   transactions  and  transactions  in  which  the
          broker-dealer solicits purchasers;

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o    purchases  by  a   broker-dealer   as  principal  and  resale  by  the
          broker-dealer for its account;

     o    an  exchange   distribution  in  accordance  with  the  rules  of  the
          applicable exchange;

     o    privately negotiated transactions;

     o    short sales;

     o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

     o    a combination of any of the above methods of sale; and

     o    any other method permitted pursuant to applicable law.

         The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in securities of ours or derivatives of our securities and may sell or deliver common shares in connection with these trades. The selling stockholders may pledge their common shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged common shares.

         Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of common shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling stockholders and any broker-dealers or agents that are involved in selling the common shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         We are required to pay all fees and expenses incident to the registration of the common shares, including fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify certain of the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                              SELLING SHAREHOLDERS

         The following table identifies the selling stockholders, as of November 30, 2000, and indicates certain information known to us with respect to (i) the number of common shares beneficially owned by the selling stockholder, (ii) the number of common shares to be offered for the selling stockholders' account, and
(iii) the number of common shares and percentage of outstanding common shares to be beneficially owned by the selling stockholders after the sale of the common shares offered by the selling stockholders. The term "beneficially owned" means common shares owned or that may be acquired within 60 days. The number of common shares outstanding as of November 30, 2000, was 59,351,577. The selling stockholders may sell some, all, or none of their common shares.


                                                    Shares Beneficially Owned         Shares to be       Shares  Beneficially
                                                       Prior to Offering                Offered          Owned After Offering
                                                 -----------------------------      ------------------ -------------------------
Name of Shareholder                                   Number       Percentage              Number          Number     Percentage
----------------------------------------------   ---------------   ----------       ------------------  ------------  ----------

Cameron, James W., Jr.
     Director                                      39,437,784(1)     66.4%               6,000,000       33,437,784       56.3%

McCormick, Jeffrey S.
     Director                                      15,652,134(2)     23.5%               6,285,800(3)     9,366,334       14.0%

Aitken, Steven R. & Aitken, Nancy A.                    6,667            *                   6,667                0          0

Antonio, Susan M.N.                                    17,333            *                  17,333                0          0

Brewin, Lisa A.                                         1,800            *                   1,800                0          0

Buckner, Jeff                                         496,657            *                 496,657                0          0

Cafarella, John A. & Cafarella, Allison R.              6,667            *                   6,667                0          0

Cameron, Clark H.                                   2,040,853(4)      3.4%               2,040,853(4)             0          0

Cameron, Jason D.                                      30,013            *                  30,013                0          0

Cameron, Robert W.                                     30,013            *                  30,013                0          0

Castillo, Alice                                       116,043            *                 116,043                0          0

Conner, Terry L.                                      200,085            *                 200,085                0          0

Desko, John T. & Desko, Cynthia K.                     13,333            *                  13,333                0          0

Edelstein, David A.                                 2,000,853         3.8%               2,000,853                0          0

Favero, Roger                                       1,000,426         1.7%               1,000,426                0          0

Finlayson, Ronald J.                                    1,800            *                   1,800                0          0

Garcia, Robert                                         23,977            *                  23,977                0          0

Gerhard, Lang H.                                      166,667            *                 166,667                0          0

Godsey, Dirk                                          200,085            *                 200,085                0          0

Gradie, Phillip E. & Gradie, Grace M.                   6,667            *                   6,667                0          0

Haber, William M.                                     20,000             *                  20,000                0          0

Heller, Irwin M.                                      33,333             *                  33,333                0          0

Hoke, Barbara A. & Hoke, Thomas A.                     5,000             *                   5,000                0          0

                                                    Shares Beneficially Owned         Shares to be       Shares  Beneficially
                                                       Prior to Offering                Offered          Owned After Offering
                                                 -----------------------------      ------------------ -------------------------
Name of Shareholder                                   Number       Percentage              Number          Number     Percentage
----------------------------------------------   ---------------   ----------       ------------------  ------------  ----------

Jackson, Virginia                                        400             *                     400                0          0

Jergens, Kathryn                                      20,000             *                  20,000                0          0

Keen, W. Robert                                      902,414 (5)      1.5%                 527,414          375,000(5)       *

Keen, Walter B. & Keen, Marsha B. Trust              221,500             *                 221,500                0          0

Lynch, Kevin                                           1,800             *                   1,800                0          0

Lyustiger, Nikolai S.                                266,667             *                 266,667                0          0

Maher, Daniel                                          8,333             *                   8,333                0          0

Max Negri Trust, The                               3,013,832(6)       4.9%               3,013,832(6)             0          0

McBirney, Jennifer F.                                  1,800             *                   1,800                0          0

McCormick, Bryan Casey                                33,333             *                  33,333                0          0

McCormick, Colleen                                    33,333             *                  33,333                0          0

McCormick, James G. &
     McCormick, Ellen J.                              33,333             *                  33,333                0          0

Mintz Levin Investments LLC                           33,333             *                  33,333                0          0

Negri Foundation                                     108,101(7)          *                 108,101(7)             0          0

O'Hara, Kevin P. & O'Hara, Tracy S.                    5,000             *                   5,000                0          0

O'Hara, Patrick E. &
     O'Hara, Bernadette M.                             5,000             *                   5,000                0          0

Oliphint, Greg                                        30,013             *                  30,013                0          0

Oliphint, Kim                                        100,043             *                 100,043                0          0

Ramsdell, Robert                                     494,200(8)          *                 494,200(8)             0          0

Ramsdell Family Trust                                100,000             *                 100,000                0          0

Ramsdell Irrevocable Trust                           130,814             *                 130,814                0          0

Ramsdell, W. Robert &
     Ramsdell, Marjorie F., Trust                    275,128             *                 275,128                0          0

Ramsdell, Wallis Naomi                                 5,000             *                   5,000                0          0

Roach, Michael & Roach, Karen M.                       6,667             *                   6,667                0          0

Runnels, G. Tyler                                    185,085             *                 185,085                0          0

Saponaro, Charles F.                                   1,800             *                   1,800                0          0

Saturn Asset Management Trust                         34,800(9)          *                  34,800(9)             0          0

Saturn Partners Limited Partners                   1,666,667(9)       2.8%               1,666,667(9)             0          0

Savard, Mary Foreman                                   1,800             *                   1,800                0          0


                                                    Shares Beneficially Owned         Shares to be       Shares  Beneficially
                                                       Prior to Offering                Offered          Owned After Offering
                                                 -----------------------------      ------------------ -------------------------
Name of Shareholder                                   Number       Percentage              Number          Number     Percentage
----------------------------------------------   ---------------   ----------       ------------------  ------------  ----------

Shaw, John                                           133,333             *                 133,333                0          0

Smith, Carole S.                                      75,032             *                  75,032                0          0

Stewart, Shirley F.  Revocable Trust                     284             *                     284                0          0

Story, Colleen                                       100,043             *                 100,043                0          0

Thomson, Stewart W.                                  175,000             *                 175,000                0          0

Totino, Dante Francis                                  5,000             *                   5,000                0          0

Totino, Stella Rochelle                                5,000             *                   5,000                0          0

Weinstein, David                                      10,000             *                  10,000                0          0

Wojewoda, Irena                                       30,013             *                  30,013                0          0

Young, John Sacret                                    20,000             *                  20,000                0          0


Footnotes to Table

*    Less than one percent
(1) Includes 25,000 shares issuable upon exercise of options. Also includes 6,000,000 shares optioned to Mr. McCormick and immediately exercisable.
(2) Includes 7,000,000 shares issuable upon exercise of options, all of which are subject to vesting, 6,000,000 shares under option from Mr. Cameron and immediately exercisable, and 1,701,467 shares held by entities in which Mr. McCormick may be deemed in control, as disclosed in note 9 below.
(3) Includes 6,000,000 shares that may be acquired pursuant to an option with Mr. Cameron.
(4) Includes 40,000 shares of common held by four trusts of which Mr. Clark Cameron is a trustee.
(5) Includes options to acquire 375,000 shares of common stock. Also includes 221,500 shares of common stock held in the name of the Walter B. Keen and Marsha B. Keen Trust.
(6) Includes 634,837 shares that may be issued upon conversion of convertible notes.
(7) Represents shares that may be acquired upon the conversion of convertible notes.
(8) Represents shares that may be acquired upon the exercise of warrants and may be resold.
(9) Mr. McCormick controls both Saturn Asset Management Trust and Saturn Partners Limited Partners.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Financing Arrangements

         The Company has received shortterm, unsecured financing to fund its operations in the form of notes payable of $3,567,424 as of June 30, 2000, from Mr. Cameron and another stockholder. These notes bear interest at 10.25%. On January 1, 2000, Mr. Cameron and the other stockholder extended the maturity date on all notes payable originally maturing December 31, 1999, to the earlier of December 31, 2000, or such time as the Company obtains equity financing, in return for an extension fee of 2% of the amounts extended. In addition, interest accrued on these notes as of December 31, 1999, was included in the extended principal amounts. On September 11, 2000, the Company agreed with Mr. Cameron to extend the due date on notes payable to him until December 31, 2001 in exchange for an extension fee of 2%. These extended notes total $1,511,634, including accrued interest and extension fees, and bear interest at 10.25% per annum. Also on September 11, 2000, the Company agreed with the other note holder to extend the due date of his notes until December 31, 2001 in consideration of such notes becoming convertible promissory notes. The convertible promissory notes total $2,288,815, including accrued interest, bear interest at 10.25% per annum and are convertible into common stock at $3.00 per share at the note holder's option.

         On April 21, 1997, the Company issued an unsecured note payable (the "Straight Note") to Mr. Cameron for $1,000,000 in accordance with the Reimbursement Agreement the Company signed on February 28, 1994. Terms of the straight note provided for an interest rate of 9.5% and monthly interest payments. No maturity date was stated in the note; however, under the terms of the Reimbursement Agreement, upon written demand by Mr. Cameron, the Straight Note was to be replaced by a note convertible into the Company's common stock (the "Convertible Note") in a principal amount equal to the Straight Note and bearing interest at the same rate. The conversion price of the Convertible Note was equal to 20% of the average trading price of the Company's common stock over the period of ten trading days ending on the trading day next preceding the date of issuance of such Convertible Note.

         Subsequent to June 30, 1999, Mr. Cameron disposed of a portion of his interest in the Straight Note, reducing the balance due him to $711,885, plus accrued interest. On August 19, 1999, the Company's Board of Directors agreed with the Straight Note holders to fix the conversion price of the Convertible Note to $0.044 in exchange for the Straight and/or Convertible Notes ceasing to accrue interest as of that date. Because of the decline in revenues caused by the nonrenewal of programmer contracts and the steady decline in the quoted value of the Company's common stock at that time (trading price was at $0.25 on August 19, 1999), the Board agreed it was in the best interest of the Company to eliminate the future market risk that the conversion price become lower than a fixed conversion price of $0.044. The benefit accruing to the note holders resulting from the amendment to the conversion terms, as measured on August 19, 1999, was approximately $2.4 million and was recorded as additional interest expense in the quarter ended September 30, 1999.

         Subsequent to August 19, 1999, Mr. Cameron elected to replace his remaining interest in the Straight Note, including accrued interest, with the Convertible Note and then simultaneously converted the Convertible Note into 19,762,786 shares of the Company's common stock. All other Straight Note holders have since replaced their Straight Notes, including accrued interest, with Convertible Notes and converted such Convertible Notes into an aggregate of 7,998,411 shares of the Company's common stock.

         On August 28, 2000 the Company received gross proceeds of $10,000,000 in a private placement of its common stock at a price of $3.00 per share. Proceeds net of offering costs were approximately $9,600,000. The Company's Chief Executive Officer, Jeffrey S. McCormick, and an entity controlled by him, purchased 2,333,335 shares of the Company's common stock in private placement. Because the purchase price of such stock was less than the trading price on the date of purchase, the Company recorded compensation expense of approximately $1.5 million in the quarter ending September 30, 2000.

         On September, 11, 2000, the Company agreed with the Series D preferred stockholders to exchange all their outstanding Series D shares and with certain Series D preferred stockholders, $475,915 in accrued preferred stock dividends, into 566,972 shares of common stock based on a purchase price of $3.00 per common share. The benefit accruing to the Series D preferred stockholders of approximately $1.2 million is recorded in the quarter ending September 30, 2000.

         In November 1995, the Company entered into a lease agreement for its current facility under a one-year lease with Mr. Cameron. The lease has been extended to January 31, 2004. At June 30, 2000, $465,149 of rent owed for fiscal years 1996 through 2000 is included in the balance of accounts payable to stockholders.

During the year ended June 30, 2000, Cameron and Associates provided consulting services to the Company in the amount of $90,000.

                            DESCRIPTION OF SECURITIES

         The Company is authorized to issue 300,000,000 shares of common stock, par value $0.01 and 1,200,000 shares of preferred stock, par value $6.00. As of December 31, 2000, the number of outstanding shares of common stock is 59,351,577. There is no preferred stock outstanding.

         Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Common stockholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the payment of any preferential dividends declared with respect to any preferred stock that from time to time may be outstanding. The common stock has no preemptive or conversion rights or other subscription rights and there are no redemptive or sinking fund provisions application to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and all the shares of common stock issued by the Company upon the exercise of outstanding warrants will, when issued, be fully paid and nonassessable.

Transfer Agent and Registrar

         The Transfer Agent and Registrar for the Company's common stock is Computershare Trust Company, Inc., located at 12039 West Alameda Parkway Z-2, Lakewood, Colorado, 80228, mailing address Post Office Box 1596, Denver Colorado 80201, telephone number (303) 986-5400.

Legal Matters.

         The  validity  of the  share of common  stock  offered  by the  Selling
Stockholders will be passed by Bartel Eng Linn & Schroder of Sacramento, California.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our financial statements at June 30, 1999 and 2000, and for each of the three years in the period ended June 30, 2000, as set forth in their report. We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report given on their authority as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         We have filed a registration statement on Form S-1, together with all amendments and exhibits, with the Securities and Exchange Commission. This prospectus, which forms a part of that registration statement, does not contain all information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any of our contracts or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contracts or documents. You may review a copy of the registration statement at the Securities and Exchange Commission's public reference room, and at Securities and Exchange Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our filings and the registration statement can also be reviewed by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                   Alternative Technology Resources, Inc. Page


Financial Statements as of and for the Three Months Ended September 30, 2000 (unaudited)

Condensed Balance Sheets........................................................................................F-2
Condensed Statements of Operations..............................................................................F-3
Condensed Statements of Cash Flows..............................................................................F-4
Notes to Condensed Financial Statements.........................................................................F-5

Financial  Statements as of June 30, 1999 and 2000 and for the Three Years Ended
June 30, 2000

Report of Ernst & Young LLP, Independent Auditors...............................................................F-7
Balance Sheets..................................................................................................F-8
Statements of Operations........................................................................................F-9
Statement of Stockholders' Deficit.............................................................................F-10
Statements of Cash Flows.......................................................................................F-12
Notes to Financial Statements..................................................................................F-13


                     ALTERNATIVE TECHNOLOGY RESOURCES, INC.
                            Condensed Balance Sheets

                                                                                                 Fiscal Quarter
                                                                                                  September 30,
                                                                                                      2000
                                                                                             ----------------------
                                                                                                  (Unaudited)
Assets
Current assets:
  Cash and cash equivalents                                                                   $      10,082,493
  Trade accounts receivable                                                                             105,495
  Other current assets                                                                                   39,907
                                                                                              ----------------------
Total current assets                                                                                 10,227,895
                                                                                              ----------------------


Property and equipment:
  Equipment and software                                                                                227,387
  Accumulated depreciation and amortization                                                             (31,256)
                                                                                              ----------------------
  Property and equipment, net                                                                           196,131
                                                                                              ----------------------
Prepaid annual service fee                                                                              250,000
                                                                                              ----------------------
                                                                                              $      10,674,026
                                                                                              ======================
Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
  Accounts payable and accrued interest payable to stockholders                               $         488,542
  Notes payable to directors                                                                                  -
  Trade accounts payable                                                                                109,257
  Accrued payroll and related expenses                                                                  146,375
  Accrued preferred stock dividends                                                                     283,195
  Other current liabilities                                                                             210,091
                                                                                              ----------------------
Total current liabilities                                                                             1,237,460
                                                                                              ----------------------
  Convertible notes payable to stockholder                                                            2,288,815
  Notes payable to stockholder(s)                                                                     1,511,635
                                                                                              ----------------------
Total notes payable to stockholders                                                                   3,800,450
                                                                                              ----------------------

Commitments and contingencies

Stockholders' equity (deficit):
  Convertible preferred stock, $6.00 par value ( 1,200,000 shares                                             -
authorized, 204,167 shares designated Series D issued and
outstanding at June 30, 2000; liquidation preference value of $1,960,003 at June 30, 2000
  Common stock, $0.01 par value - 100,000,000 shares authorized;
    59,266,577 shares issued and outstanding at September 30, 2000
   (55,329,605 at June 30, 2000)`                                                                       592,666
  Additional paid-in capital                                                                         48,883,299
  Accumulated deficit                                                                               (43,839,849)
                                                                                              ---------------------
Total stockholders' equity (deficit)                                                                  5,636,116
                                                                                              ----------------------
                                                                                              $      10,674,026
                                                                                              ======================

See accompanying notes to condensed financial statements.


                     ALTERNATIVE TECHNOLOGY RESOURCES, INC.
                       Condensed Statements of Operations
                                   (Unaudited)

                                                                       Three Months Ended
                                                                         September 30,
                                                            ---------------------------------------
                                                                 2000                      1999
                                                            -------------             -------------
Contract Programming
    Contract programming revenue                            $    178,019              $    944,651
    Contract termination fees                                         --                     5,250
    Programmer costs                                            (129,602)                 (652,063)
    Start-up and other costs                                      (6,200)                 (203,124)
                                                            -------------             -------------
Contract programming gross profit                                 42,217                    94,714

Product development costs                                     (1,057,426)                       --

Selling, general and administrative                           (2,141,486)                 (276,944)
                                                            -------------             -------------

Loss from operations                                          (3,156,695)                 (182,230)

Other income (expense)
    Interest income                                               80,736                    11,109
    Interest expense to stockholders and directors              (131,672)               (2,523,511)
                                                            -------------             -------------
Total other income (expense)                                     (50,936)               (2,512,402)
                                                            -------------             -------------
Net loss                                                    $ (3,207,631)             $ (2,694,632)
                                                            =============             =============
Preferred stock dividends in arrears                            (886,142)                  (30,625)
                                                            -------------             -------------
Net loss applicable to common stockholders                  $ (4,093,773)             $ (2,725,257)
                                                            =============             =============
                      Net loss per share                    $      (0.07)             $      (0.07)
                                                            =============             =============
Shares used in per share calculations                         56,695,586                36,818,746
                                                            =============             =============



See accompanying notes to condensed financial statements.

                     ALTERNATIVE TECHNOLOGY RESOURCES, INC.
                       Condensed Statements of Cash Flows
                                   (Unaudited)


                                                                         Three Months Ended
                                                                            September 30,
                                                                ------------------------------------
                                                                      2000                  1999
                                                                ---------------       --------------

Net cash used in operating activities                            $ (1,575,969)        $     (5,848)

Cash flows used in investing activities:
    Purchase of property and equipment                                (51,972)                  --


Cash flows from financing activities:
         Proceeds from sale of common stock                         9,564,644              826,553
    Proceeds from exercise of options and warrants                     26,666                   --
         Proceeds from notes payable to stockholders                  233,027               33,500
         Payments on notes payable to stockholders                         --              (33,500)
    Proceeds from notes payable to directors                               --                  930
    Payments on notes payable to directors                            (23,324)                  --
                                                                 -------------        -------------
Net cash provided by financing activities                           9,801,013              827,483
                                                                 -------------        -------------

Net increase in cash                                                8,173,072              821,635
                  Cash at beginning of period                       1,909,421               32,642
                                                                 -------------        -------------
                  Cash at end of period                           $ 10,082,493         $    854,277
                                                                 =============        =============

See accompanying notes to condensed financial statements.

                     ALTERNATIVE TECHNOLOGY RESOURCES, INC.
                     Notes to Condensed Financial Statements
                               September 30, 2000

                                   (Unaudited)

Note 1 - Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. For further information, refer to the financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the fiscal year ended June 30, 2000.

In the opinion of management, the unaudited condensed financial statements contain all adjustments, consisting of normal recurring adjustments, considered necessary to present fairly the Company's financial position at September 30 and June 30, 2000, results of operations for the three month periods ended September 30, 2000 and 1999, and cash flows for the three months ended September 30, 2000 and 1999. The results for the period ended September 30, 2000 are not necessarily indicative of the results to be expected for the entire fiscal year ending June 30, 2001.

The Company has taken steps to refocus its operations and obtain additional financing, and believes that is has developed a viable plan to continue as a going concern, at least through the end of fiscal year 2001. However, there can be no assurance that this plan will be successfully implemented. The Company does not expect to generate positive cash flow from operations during fiscal 2001 to be able to pay off obligations and pursue the establishment of the Internet Exchange; therefore, the Company has raised additional financing during fiscal 2001, as well as negotiated deferral of payment under its existing obligations.

Note 2 - Financing Arrangements

The Company's Internet Exchange development efforts will require substantial funds prior to generating revenues. Therefore, the Company engaged a New York based financial and investment banking firm to assist the Company in raising capital. On August 28, 2000, the Company sold $10 million of its common stock at $3.00 per share. Proceeds, net of offering costs, were approximately $9.6 million. The proceeds from the private placement will be used to develop the Company's proposed Internet Exchange and are expected to be sufficient to meet ATR's working capital needs through at least this fiscal year. The Company's Chief Executive Officer and related entities purchased 2,333,335 shares of the Company's common stock in the private placement. Because the purchase price of such stock was less than the public trading price on the date of purchase, the Company recorded compensation expense of approximately $1,458,000 in the first fiscal quarter ended September 30, 2000.

On September 11, 2000, the Company agreed with the Series D Preferred stockholders to exchange all their outstanding Series D shares and $475,915 in accrued preferred stock dividends into 566,972 shares of common stock based on a purchase price of $3.00 per common share. The benefit accruing to the Series D

Preferred stockholders was recorded in the quarter ended September 30, 2000, approximately $317,000 in compensation expense and $862,000 in preferred stock dividends.

Based on the steps the Company has taken to refocus its operations and obtain additional financing, the Company believes that it has developed a viable plan to address the Company's ability to continue as a going concern, and that this plan will enable the Company to continue as a going concern through at least the end of fiscal 2001. However, there can be no assurance that this plan will be successfully implemented.

On September 11, 2000, the Company agreed with one of the note holders of Notes payable to stockholders to extend the due date on notes totaling $2,288,815 including interest until December 31, 2001 in consideration of such notes becoming convertible promissory notes. The convertible promissory notes bear interest at 10.25% per annum and are convertible into common stock at $3.00 per share at the note holder's option. In addition, the Company agreed with the other note holder to extend the due date on notes totaling $1,511,634 including interest until December 31, 2001 in exchange for an extension fee of 2%. These notes also bear interest at 10.25% per annum.

On August 1, 2000, Mr. Cameron entered into an agreement with the Company's Chief Executive Officer to grant him the option to purchase 6 million shares of the Company's common stock from Mr. Cameron at the purchase price of $3.625 per share the fair market value of the Company's stock on that date. This option is vested immediately and can be exercised within three years from the date of grant.

                Report of Ernst & Young LLP, Independent Auditors



The Board of Directors and Stockholders
Alternative Technology Resources, Inc.

We have audited the accompanying balance sheets of Alternative Technology Resources, Inc. as of June 30, 1999 and 2000, and the related statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alternative Technology Resources, Inc. at June 30, 1999 and 2000, and the results of its operations, stockholder's deficit and its cash flows for each of the three years in the period ended June 30, 2000 in conformity with accounting principles generally accepted in the United States.


                                                         /s/ ERNST & YOUNG LLP

Sacramento, California
August 17, 2000,
except for the first, second and third paragraphs of Note 8, as to which the dates are August 28, 2000, September 11, 2000 and September 11, 2000, respectively.

                     ALTERNATIVE TECHNOLOGY RESOURCES, INC.

                                 BALANCE SHEETS


                                                                                                   June 30,
                                                                                    ----------------------------------
                                                                                           1999                2000
                                                                                    --------------      --------------
                                       Assets
Current assets:
  Cash and cash equivalents                                                          $     32,642        $  1,909,421
  Trade accounts receivable                                                               472,136              98,128
  Accounts and notes receivable from employees and officers                                88,956                  --
  Other current assets                                                                      5,706              84,183
                                                                                     -------------       -------------
Total current assets                                                                      599,440           2,091,732
                                                                                     -------------       -------------
Property and equipment:
  Equipment and software                                                                  148,445             175,415
  Accumulated depreciation and amortization                                              (148,445)            (14,444)
                                                                                     -------------       -------------
  Property and equipment, net                                                                  --             160,971
                                                                                     -------------       -------------
Prepaid annual service fee                                                                     --             250,000
                                                                                     -------------       -------------
                                                                                     $    599,440        $  2,502,703
                                                                                     =============       =============
                       Liabilities and Stockholders' Deficit

Current liabilities:
  Accounts payable and accrued interest payable to stockholders                      $    761,541        $    613,630
  Notes payable to directors                                                               41,609              23,324
  Trade accounts payable                                                                   84,294              97,205
  Accrued payroll and related expenses                                                    304,287             167,507
  Accrued preferred stock dividends                                                       612,501             735,001
  Other current liabilities                                                               124,593             273,018
                                                                                     -------------       -------------
Total current liabilities                                                               1,928,825           1,909,685
                                                                                     -------------       -------------
 Notes payable to stockholders                                                          4,258,090           3,567,424
                                                                                     -------------       -------------
 Commitments and contingencies (Notes 1, 3, 4 and 6)

Stockholders' deficit:
  Convertible preferred stock, $6.00 par value ( 1,200,000 shares                       1,225,002           1,225,002
authorized ,204,167 shares designated Series D issued and
outstanding; liquidation preference value of $1,960,003 at June 30, 2000

  Common stock, $0.01 par value - 100,000,000 shares authorized;                          553,297             261,697
     55,329,605 shares issued and outstanding at June 30, 2000
     (26,169,728 at June 30, 1999)                                                     28,742,403          35,879,513
  Additional paid-in capital
  Accumulated deficit                                                                 (35,816,577)        (40,632,218)
                                                                                     -------------       -------------
Total stockholders' deficit                                                            (5,587,475)         (2,974,406)
                                                                                     -------------       -------------
                                                                                     $    599,440        $  2,502,703
                                                                                     =============       =============
See accompanying notes.


                     ALTERNATIVE TECHNOLOGY RESOURCES, INC.

                            STATEMENTS OF OPERATIONS


                                                                         Years Ended June 30,
                                                       -----------------------------------------------------------
                                                            1998                   1999                   2000
                                                       -------------          -------------          -------------
Contract Programming:
      Contract programming revenue                     $  5,250,002           $  6,340,235           $  2,561,101
      Contract termination fees                                  --                253,179                  5,453
      Programmer costs                                   (3,860,641)            (4,513,673)            (1,745,011)
      Start-up and other costs                             (858,982)            (1,048,848)              (399,481)
                                                       -------------          -------------          -------------
Contract programming gross profit                           530,379              1,030,893                422,062

Product development costs                                        --                     --             (1,154,244)

Selling, general and administrative                      (1,336,342)            (1,223,539)            (1,276,726)
                                                       -------------          -------------          -------------
Loss from operations                                       (805,963)              (192,646)            (2,008,908)
                                                       -------------          -------------          -------------
Other income (expense):
      Interest income                                            --                     --                 87,672
      Interest expense to stockholders
and directors                                              (437,981)              (524,101)            (2,894,405)
                                                       -------------          -------------          -------------
Total other income (expense)                               (437,981)              (524,101)            (2,806,733)
                                                       -------------          -------------          -------------
Net loss                                               $ (1,243,944)          $   (716,747)          $ (4,815,641)
                                                       =============          =============          =============
Preferred stock dividends in arrears                       (122,500)              (122,500)              (122,500)
                                                       -------------          -------------          -------------
Net loss applicable to common stockholders
                                                       $ (1,366,444)          $   (839,247)          $ (4,938,141)
                                                       =============          =============          =============
Basic and diluted net loss per share                   $      (0.05)          $      (0.03)          $      (0.10)
                                                       =============          =============          =============
Shares used in per share calculations                    25,964,142             26,127,730             50,329,614
                                                       =============          =============          =============



See accompanying notes.

                                         ALTERNATIVE TECHNOLOGY RESOURCES, INC.
                                          STATEMENTS OF STOCKHOLDERS' DEFICIT

                                        YEARS ENDED JUNE 30, 2000, 1999 AND 1998

                                  Convertible
                                Preferred Stock            Common Stock
                              ------------------------ ---------------------
                                                                                           Additional                      Total
                                                                               Unearned     Paid-In       Accumulated  Stockholders'
                               Shares      Amount        Shares      Amount  Compensation   Capital         Deficit       Deficit
                               -------- -------------  ---------- ---------- ------------ ------------  -------------- -------------
Balance, July 1, 1997          204,167  $   1,225,002  25,783,926 $  257,839 $  (84,375)  $ 28,768,907  $ (33,855,886) $ (3,688,513)

Issuance of common stock in
  settlement of accounts
  payable                           --            --        5,712         57         --          5,265             --         5,322
Issuance of common stock for
 future compensation                --            --      275,000      2,750   (154,688)       151,938             --            --
Amortization of unearned
 compensation                       --            --           --         --    161,720             --             --       161,720
Options exercised                   --            --       55,861        559         --         43,082             --        43,641
Preferred stock dividends           --            --           --         --         --       (122,500)            --      (122,500)
Net loss                            --            --           --         --         --             --     (1,243,944)   (1,243,944)
                               -------- -------------  ---------- ---------- ------------ ------------  -------------- -------------
Balance, June 30, 1998         204,167     1,225,002   26,120,499    261,205    (77,343)    28,846,692    (35,099,830)   (4,844,274)

Issuance of common stock in
  settlement of accounts
  payable                           --            --       36,719        367         --         18,211             --        18,578
Amortization of unearned
 compensation                       --            --           --         --     77,343             --             --        77,343
Warrants exercised                  --            --       12,500        125         --             --             --           125
Preferred stock dividends           --            --           --         --         --       (122,500)            --      (122,500)
Net loss                            --            --           --         --         --             --       (716,747)     (716,747)
                               -------- -------------  ---------- ---------- ------------ ------------  -------------- -------------
Balance, June 30, 1999         204,167     1,225,002   26,169,718    261,697         --     28,742,403    (35,816,577)   (5,587,475)

Issuance of common stock in
  settlement of accounts
  payable                           --            --       15,126        151         --          8,751             --         8,902
Issuance of common stock on
  conversion of notes payable       --            --   27,761,197    277,612         --      3,359,029             --     3,636,641
Private sale of common stock        --            --    1,086,145     10,862         --      3,701,486             --     3,712,348
Options and warrants exercised      --            --      309,919      3,100         --        190,219             --       193,319
Retirement of treasury stock        --            --      (12,500)      (125)        --            125             --            --
Preferred stock dividends           --            --           --         --         --       (122,500)            --      (122,500)
Net loss                            --            --           --         --         --             --     (4,815,641)   (4,815,641)
                               -------- -------------  ---------- ---------- ------------ ------------  -------------- -------------
Balance, June 30, 2000         204,167  $  1,225,002   55,329,605 $  553,297 $       --   $ 35,879,513   $(40,632,218) $ (2,974,406)
                               ======== =============  ========== ========== ============ ============  ============== =============


See accompanying notes.

                     ALTERNATIVE TECHNOLOGY RESOURCES, INC.

                            STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS


                                                                   Years ended June 30,
                                                            1998            1999          2000
                                                        ------------   ------------   ------------
Cash flows from operating activities:
    Net loss                                            $(1,243,944)   $  (716,747)   $(4,815,641)
      Adjustments to reconcile net loss to net cash
used in operating activities:
        Depreciation and amortization                         8,525             --         14,444
         Interest expense resulting from amendment to            --             --      2,415,223
conversion terms of notes payable
        Interest expense included in notes payable          177,303        273,647        309,334
to stockholders
        Non-cash employee compensation                      161,720         77,343             --
        Changes in operating assets and liabilities:
           Accounts receivable                             (420,099)       167,221        374,008
           Other current assets                             (99,746)        13,638       (239,521)
           Accounts payable to stockholders                 286,016        199,296         73,509
           Accounts payable                                 (38,545)       (27,302)        12,911
           Accrued payroll and related expenses              70,755        (42,215)      (136,781)
           Other current liabilities                         25,884         16,372        157,329
                                                        ------------   ------------   ------------
Net cash used in operating activities                    (1,072,131)       (38,747)    (1,835,185)
                                                        ------------   ------------   ------------
Cash flows from investing activities:
    Purchase of equipment                                        --             --       (175,415)
    Disposal of equipment                                     2,063             --             --
                                                        ------------   ------------   ------------
 Net cash provided (used) in investing activities             2,063             --       (175,415)
                                                        ------------   ------------   ------------

(Continued on next page)


                     ALTERNATIVE TECHNOLOGY RESOURCES, INC.

                            STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                   (CONTINUED)



                                                                              Years ended June 30,
                                                               -----------------------------------------------------
                                                                    1998                1999                 2000
                                                               -------------        ------------        ------------
Cash flows from financing activities:
    Proceeds from private sale of common stock                           --                  --         $ 3,712,348
    Proceeds from exercise of warrants and options              $    43,641         $       125             193,319
    Proceeds from notes payable to stockholders                   1,317,000             992,543              33,500
    Payments on notes payable to stockholders                      (275,000)         (1,014,665)            (33,500)
    Proceeds from notes payable to directors                         37,919              72,690               3,361
    Payments on notes payable to directors                               --             (69,000)            (21,649)
    Payments on other notes payable                                 (23,539)                 --                  --
                                                                ------------        ------------        ------------
Net cash provided (used) by financing activities                  1,100,021             (18,307)          3,887,379
                                                                ------------        ------------        ------------
Net increase (decrease) in cash and cash equivalents                 29,953             (57,054)          1,876,779
Cash and cash equivalents at beginning of year                       59,743              89,696              32,642
                                                                ------------        ------------        ------------
Cash and cash equivalents at end of year                        $    89,696         $    32,642         $ 1,909,421
                                                                ============        ============        ============

Supplemental disclosure of cash flow information:
    Cash paid during the year for interest                      $    73,448         $    89,699         $    54,926

Supplemental disclosure of non-cash financing activities:
    Conversion of Notes payable to common stock                          --                  --         $ 1,000,000

See accompanying notes.


1.  Summary of Significant Accounting Policies

Description of Business

The Company was founded in 1989 and during fiscal 1997, the Company changed its name to Alternative Technology Resources, Inc. (the "Company") and focused its efforts on its computer programmer placement business whereby it recruited experienced, qualified computer programmers primarily from the former Soviet Union, obtained necessary visas, and placed them for assignment in the United States. The Company's computer programmer placement business has not generated and currently is not generating sufficient cash flow to support operations. Therefore, the Company suspended recruitment for the contract programming division in December 1999 and is pursuing the conversion of computer programmers to become the customers' employees.

In August 1999, the Company decided to pursue the establishment of an Internet Exchange for healthcare services under the name "DoctorAndPatient". The Company plans to use current management's experience in healthcare and information technology to offer the nation's medical providers the ability to more directly link their practice via the Internet to parties that pay for medical services. At present the Company is in the early stages of developing the Internet Exchange. The Company is currently recruiting medical doctors, medical groups, hospitals and other health care practitioners (collectively, "Providers") to offer their services, on a non-exclusive basis, to individuals and others who purchase or facilitate the purchase of health care services ("Purchasers"). The purpose of the Internet Exchange is to utilize the Internet and other technologies to provide administrative, billing and re-pricing services, as well as a direct and efficient connection between Providers and Purchasers. There can be no assurance that the Company will be successful in its efforts to establish the Internet Exchange.

The Company has incurred operating losses since inception, which have resulted in an accumulated deficit of $40,632,218 at June 30, 2000. In addition, at June 30, 2000 the Company had a stockholders' deficit of $2,974,406. Based on the steps the Company has taken to refocus its operations and obtain additional financing (see Note 8), the Company believes that it has developed a viable plan to address the Company's ability to continue as a going concern, and that this plan will enable the Company to continue as a going concern, at least through the end of fiscal year 2001. However, there can be no assurance that this plan will be successfully implemented. The Company does not expect to generate positive cash flow from operations during fiscal 2001 to be able to pay off obligations and pursue the establishment of the Internet Exchange; therefore, the Company has raised additional financing during fiscal 2001, as well as negotiated further deferral of payment under its existing obligations (see Note
8).

Cash and Cash Equivalents

Cash in excess of daily requirements is invested in marketable securities consisting of commercial paper with maturities of three months or less. Such investments are deemed to be cash equivalents.

Prepaid Annual Service Fee

The prepaid annual service fee will be amortized over a 12-month period beginning at the commencement of operation of the Company's Internet Exchange through Healtheon/Web MD Corp.'s Internet consumer portal. Operations are to begin no later than six months following acceptance of application software or when the Company's Internet Exchange has 100,000 primary care providers, whichever is earlier. Terms are more fully described in Note 4.

Internet Exchange for Healthcare Services Costs

In connection with the costs to develop the "DoctorAndPatient" Internet portal, the Company has adopted EITF Issue 00-2, "Accounting for Website Development Costs". Costs incurred during the year ended June 30, 2000 represented primarily costs of developing the portal's functional specifications, evaluating alternatives, and designing the databases, and were expensed as planning stage and preliminary project stage costs, in accordance with EITF 00-2 and AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", respectively.

Property and Equipment

Property  and  equipment  are  recorded  at  cost  and  are   depreciated  on  a
straight-line basis over the estimated useful lives of the assets or the lease term, whichever is shorter. The estimated useful lives range from three to five years.

Revenue Recognition

Contract programming revenue represents work performed for customers, primarily on a time and materials basis, and is recognized when the related services are rendered. Contract termination fees are amounts received from customers when they exercise the contract provision, which allows them to convert the Company's programmer to their employee. In addition, these fees can also be received from programmers when they exercise their contract provision to terminate their relationship with the Company prior to the termination date of their contract. These fee amounts are stipulated in customer and programmer contracts, are based on the length of time remaining under the contract, and are recognized as revenue when such contract provisions are invoked.

The Internet Exchange has not yet generated revenue.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under SFAS No. 109, the liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock-Based Compensation

As permitted under the provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company has elected to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price or fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Disclosures required under SFAS No. 123 are included in Note 7 to the financial statements.

Concentration of Credit Risk

The Company's accounts receivable are unsecured and are primarily with companies in the contract placement and consulting industry. The Company performs periodic credit evaluations of its customers and believes that adequate provision for uncollectable accounts receivable has been made in the accompanying financial statements. The Company maintains substantially all of its cash in the form of short-term commercial paper from several companies.

Net Loss Per Share

All loss per share amounts for all periods have been presented in accordance with Statement of Financial Accounting Standards Board No. 128, "Earnings per Share". As the Company has reported net losses in all periods presented, basic and diluted loss per share have been calculated on the basis of net loss applicable to common stockholders divided by the weighted average number of common stock shares outstanding without giving effect to outstanding options, warrants, and convertible securities whose effects are anti-dilutive. As of June 30, 2000, 1999 and 1998, there were stock options, stock warrants, convertible preferred stock and a convertible note payable (Notes 3 and 7) which could potentially dilute basic earnings per share in the future but were not included in the computation of diluted loss per share as their effect was anti-dilutive in the periods presented.

Significant Customers and Labor Suppliers

During the year ended June 30, 2000, three customers individually accounted for 40%, 21% and 10% of total revenues. During the year ended June 30, 1999, two customers individually accounted for 52% and 31% of total revenues. During the year ended June 30, 1998, two customers individually accounted for 51% and 34% of total revenues.

During the years ended June 30, 2000, 1999 and 1998, two suppliers identified 100% of the computer programmer candidates employed by the Company.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts and notes payable. Fair values of cash and cash equivalents, accounts receivable, and accounts payable (other than accounts payable to stockholders) are considered to approximate their carrying values.

Fair values of accounts payable to stockholders and notes payable could not be determined with sufficient reliability because these are instruments held by related parties and because of the cost involved in such determination. Principal characteristics of these financial instruments that, along with information on the financial position of the Company, are pertinent to their fair values are described in Notes 2 and 3.

Recent Accounting Pronouncements

In March 2000, the FASB issued Interpretation No. 44 ("FIN44"), "Accounting for Certain Transactions Involving Stock Compensation-an Interpretation of APB
Opinion No. 25." This Interpretation clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that this Interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this Interpretation are recognized on a prospective basis from July 1, 2000. The adoption of FIN 44 is not expected to have a material impact on the Company's financial statements.

Use of Estimates in Preparation of Financial Statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to amounts reported as of June 30, 1999 and 1998, and for the years then ended, to conform with the June 30, 2000 presentation.

2.  Investor Group Transactions

In fiscal 1994, the Company entered   into a series of  agreements with James W.
Cameron, Jr. pursuant to which Mr. Cameron and Dr. Max Negri became principal stockholders of the Company.

As of June 30, 2000, Mr. Cameron beneficially owned 39,268,871 shares of common stock (Notes 3 and 7), and 76,167 shares of preferred stock, Series D, which are convertible into 73,120 shares of common stock at Mr. Cameron's option. As of June 30, 2000 Dr. Negri held less than 5% of the Company's common stock.

During fiscal years 2000, 1999 and 1998, the Company did not generate sufficient cash flow from operations and borrowed from these two stockholders. Notes payable to stockholders were $3,567,424 at June 30, 2000 and $4,258,090 at June 30, 1999 (Note 3). Accrued interest of $148,481 at June 30, 2000 and $337,618 at
June 30, 1999 on these notes is included in accounts payable to stockholders. The Company also leases its office facilities from Mr. Cameron (Note 6). Accrued lease expense of $465,149 at June 30, 2000 and $423,923 at June 30, 1999 is also included in accounts payable to stockholders at June 30, 2000. During the year ended June 30, 2000, Cameron & Associates provided consulting services to the Company in the amount of $90,000.

3.  Financing Arrangements

The Company has received short-term, unsecured financing to fund its operations in the form of notes payable of $3,567,424 at June 30, 2000 from Mr. Cameron and another stockholder. These notes bear interest at 10.25%. On January 1, 2000, Mr. Cameron and the other stockholder extended the maturity date on all notes payable originally maturing December 31, 1999, to the earlier of December 31, 2000, or such time as the Company obtains equity financing, in return for an extension fee of 2% of the amounts extended. In addition, interest accrued on these notes as of December 31, 1999 and 1998 was included in the extended principal amounts on those dates (see Note 8).

The aggregate principal maturities of long-term debt obligations are $3,567,424 in the year ending June 30, 2002, and $0 in each of the years ending June 30, 2001, 2003, 2004 and 2005, and thereafter.

On April 21, 1997, the Company issued an unsecured note payable (the "Straight Note") to Mr. Cameron for $1,000,000 in accordance with the Reimbursement Agreement the Company signed on February 28, 1994. Terms of the note provided for an interest rate of 9.5% and monthly interest payments. No maturity date was stated in the note; however, under the terms of the Reimbursement Agreement, upon written demand by Mr. Cameron, the Straight Note was to be replaced by a note convertible into the Company's common stock (the "Convertible Note") in a principal amount equal to the Straight Note and bearing interest at the same rate. The conversion price of the Convertible Note was equal to 20% of the average trading price of the Company's common stock over the period of ten trading days ending on the trading day next preceding the date of issuance of such Convertible Note.

Subsequent to June 30, 1999, Mr. Cameron disposed of a portion of his interest in the Straight Note, reducing the balance due him to $711,885, plus accrued interest. On August 19, 1999, the Company's Board of Directors agreed with the Straight Note holders to fix the conversion price of the Convertible Note to $0.044 in exchange for the Straight and/or Convertible Notes ceasing to accrue interest as of that date. Because of the decline in revenues caused by the non-renewal of programmer contracts and the steady decline in the quoted value of the Company's common stock at that time (trading price was at $0.25 on August 19, 1999), the Board agreed it was in the best interest of the Company to eliminate the future market risk that the conversion price become lower than a fixed conversion price of $0.044. The benefit accruing to the note holders resulting from the amendment to the conversion terms, as measured on August 19, 1999, was approximately $2.4 million and was recorded as additional interest expense.

Subsequent to August 19, 1999, Mr. Cameron elected to replace his remaining interest in the Straight Note, including accrued interest, with the Convertible Note and then simultaneously converted the Convertible Note into 19,762,786 shares of the Company's common stock. All other Straight Note holders have since replaced their Straight Notes, including accrued interest, with Convertible Notes and converted such Convertible Notes into an aggregate of 7,998,411 shares of the Company's common stock.

The Company received $3,712,348 in private sales of its common stock at an average price of $3.42 per share during fiscal year 2000.

The Company's Internet Exchange development efforts will require substantial funds prior to generating revenues. Therefore, the Company engaged a New York based financial and investment banking firm to assist the Company in raising a minimum of $10 million and up to $40 million through the private placement of common stock at the price of $3.00 per share. The proceeds from the private placement will be used to develop the Company's proposed Internet Exchange and are expected to be sufficient to meet the Company's working capital needs through the end of fiscal 2001. If the offering is not fully subscribed, or if alternative funding is not obtained, the development of the Internet Exchange could be slowed. (See Note 8).

4. WebMD Corp. Agreement

In September 1999 the Company entered into an agreement with WebMD Corp. to allow under insured and uninsured healthcare consumers to register to use the Company's Internet Exchange, when (and if) it is developed, through the use of WebMD Corp.'s Internet consumer portal. The agreement provides for start up development fees to WebMD Corp. estimated to cost $160,000, of which about $135,000 has been incurred and expensed during fiscal year 2000. The agreement also required payment to WebMD Corp. of $250,000 upon a promotional announcement of the Company's Internet Exchange program on WebMD Corp's Internet portal, and a sharing of revenues when operational. This $250,000 is an annual service fee to be amortized over a 12-month period beginning at the commencement of operations. Operations are to begin no later than six months following acceptance of the application software or when the Internet Exchange has 100,000 primary care providers, whichever is earlier. The agreement term is three years, but subject to modification or withdrawal of services by WebMD Corp. with certain financial penalties. In addition, revenue sharing is subject to renegotiation on an annual basis based on the date the program becomes operational.

In October 1999, the Department issued the Company a subpoena with respect to documents relating the agreement with WebMD Corp. and the potential of being a health care service plan under the Department's jurisdiction. The Company responded to this subpoena and does not believe the Internet Exchange is within the scope of the HCSP Act. However, the Department may continue to require compliance with the HCSP Act, which would require substantial changes in the Company's business model. Legislation is being proposed in California to impose minimal licensing requirements on discount plans. The Company cannot predict whether this legislation will pass or whether it will ultimately apply to the Company. As the Company develops its business plan, compliance with or prohibitions by state regulations could delay, eliminate or force modification of certain aspects of the Company's business, which could have a material adverse impact to the Company.

5.  Income Taxes

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes as of June 30, 2000 and 1999 are as follows:

                                                                                   June 30,
                                                                 ------------------------------------------
                                                                         2000                   1999
                                                                 --------------------- --------------------

Net operating loss carry forwards                                $       11,486,000    $        8,595,000
Research credits                                                            123,000               123,000
Common stock options                                                      2,539,000             2,539,000
Common stock warrants                                                       789,000               789,000
Other - net                                                                (348,000)              466,000
                                                                 --------------------- --------------------
Total deferred tax assets                                                14,589,000            12,512,000
Valuation allowance for deferred tax assets                             (14,589,000)          (12,512,000)
                                                                 --------------------- --------------------
Net deferred tax assets                                          $                -    $                -
                                                                 ===================== ====================



The Company's valuation allowance as of June 30, 1999 and 1998 was $12,512,000 and $12,609,000, respectively, resulting in a net change in the valuation allowance of $2,077,000 and ($97,000) in the years ended June 30, 2000 and 1999, respectively.

As of June 30, 2000 the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $30 million and $13 million, respectively. The federal net operating loss carryforward expires in 2006 through 2019 and the state net operating loss carryforward expires in 2000 through 2005. The Company also has approximately $98,000 and $25,000 of research and development tax credit carryforwards for federal and state income tax purposes, respectively. The federal research and development tax credit carryforwards expire in 2005.

In connection with the Company's initial public offering in August 1992, a change of ownership (as defined in Section 382 of the Internal Revenue Code of 1986, as amended) occurred. As a result, the Company's net operating loss carryforwards generated through August 20, 1992 (approximately $1,900,000) will be subject to an annual limitation in the amount of approximately $300,000.

In August and September of 1993, a controlling interest of the Company's stock was purchased, resulting in a second annual limitation in the amount of approximately $398,000 on the Company's ability to utilize net operating loss carryforwards generated between August 11, 1992 and September 13, 1993 (approximately $7,700,000).

The Company expects that the aforementioned annual limitations will result in approximately $4,500,000 of net operating loss carryovers, which will not be utilized prior to the expiration of the carryover period.

6.  Commitments

In November 1995, the Company entered into a lease agreement for its current facility under a one-year lease with Mr. Cameron. The lease has been extended to January 31, 2004. At June 30, 2000, $465,149 of rent owed for fiscal years 1996 through 2000 is included in the balance of accounts payable to stockholders. Rental expense for all operating leases was approximately $189,121, $224,598 and $181,589 for the years ended June 30, 2000, 1999 and 1998, respectively, including approximately $114,285, $88,676 and $86,769 related to the lease of the office facilities from Mr. Cameron for the years ended June 30, 2000, 1999 and 1998, respectively.

Minimum annual rental payments for all non-cancelable operating leases are as follows:

     2001            $    22,000
     2002            $    21,100
     2003            $    20,500
     2004            $    17,700
     2005            $    16,300


7.  Stockholders' Deficit

Series D Preferred Stock

In June 1994, existing stockholders purchased 204,167 shares of Series D Convertible preferred stock for $1,225,002. The Company is required to pay cumulative preferential dividends to holders of Series D preferred stock on a quarterly basis beginning July 1, 1994, at a rate of $0.60 per year per share. As of June 30, 2000, cumulative unpaid, undeclared dividends were $735,001. Each share of Series D preferred stock is convertible at the option of the stockholder into such number of fully paid shares of common stock as is determined by dividing the sum of $6.00 and the accrued but unpaid dividends by the Series D conversion price, as defined in the agreement, in effect on the conversion date. The Series D conversion price is $10.00 per share. Additionally, the Series D preferred stock is redeemable at any time at the Company's option at a price of $6.00 per share plus accrued but unpaid dividends. The liquidation preference is $6.00 per share plus accrued but unpaid dividends.

Each share of Series D preferred stock bears the right to one vote for each share of common stock into which such Series D preferred stock could then be converted (196,000 votes in the aggregate at June 30, 2000), and with respect to such vote, such holder has full voting rights and powers equal to the voting rights and powers of the holders of common stock.

Warrants

Warrant activity during the periods indicated is as follows:


                                                Number of          Range of        Weighted Average
                                                 Shares         Exercise Prices     Exercise Price
                                               ------------    -----------------   -----------------

Balance at June 30, 1997                        1,177,415       $ 0.01 - $28.80          $10.87
Expired/Cancelled                                (471,832)      $13.75 - $28.80          $21.94

Balance at June 30, 1998                          705,583       $ 0.01 - $25.00          $ 3.47
Exercised                                         (12,500)      $ 0.01                   $ 0.01
Expired/Canceled                                 (133,283)      $ 5.00 - $15.00          $14.40

Balance at June 30, 1999                          559,800       $ 0.01 - $25.00          $ 0.94
Exercised                                         (20,000)      $ 0.75                   $ 0.75

Balance at June 30, 2000                          539,800       $ 0.01 - $25.00          $ 0.95
                                               ============


At June 30, 2000, 1999 and 1998, the weighted-average remaining contractual life of outstanding warrants was 5.2 years, 6.2 years and 4.2 years, respectively. All warrants are immediately exercisable for common stock at June 30, 2000.

Stock Option/Stock Issuance Plans

The 1993 Stock Option/Stock Issuance Plan (the "1993 Plan"), pursuant to which key employees (including officers) and consultants of the Company and the non-employee members of the Board of Directors may acquire an equity interest in the Company, was adopted by the Board of Directors on August 31, 1993 and became effective at that time.

The 1993 Plan provided that up to 400,000 shares of common stock could be issued over the ten-year term of the 1993 Plan.

The 1997 Stock Option Plan (the "1997 Plan"), pursuant to which key employees (including officers) and consultants of the Company and the non-employee members of the Board of Directors may acquire an equity interest in the Company, was adopted by the Board of Directors on November 18, 1997 and became effective at that time.

An aggregate of 3,000,000 shares of common stock may be issued over the five-year term of the 1997 plan. Subject to the oversight and review of the Board of Directors, the 1997 Plan shall generally be administered by the Company's Compensation Committee consisting of at least two non-employee directors as appointed by the Board of Directors. The grant date, the number of shares covered by an option and the terms and conditions for exercise of options shall be determined by the Committee, subject to the 1997 Plan requirements. The Board of Directors shall determine the grant date, the number of shares covered by an option and the terms and conditions for exercise of options to be granted to members of the Committee.

Outstanding option activity for the 1993 and the 1997 Plans during the periods indicated is as follows:


                                                Number of          Range of           Weighted Average
                                                 Shares         Exercise Prices        Exercise Price
                                              ------------      ---------------       ----------------

Balance at June 30, 1997                          415,780        $0.75-$13.10               $1.11
Granted                                           240,000        $0.75                      $0.75
Exercised                                         (55,861)       $0.78                      $0.78
Expired/Cancelled                                 (30,000)       $0.78                      $0.78
                                              ------------
Balance at June 30, 1998                          569,919        $0.75-$13.10               $1.01
Granted                                            25,000        $0.28                      $0.28
                                              ------------
Balance at June 30, 1999                          594,919        $0.28-$13.10               $0.98
Granted                                           880,000        $0.25-$7.19                $2.72
Exercised                                        (269,919)       $0.25-$1.62                $0.65
Cancelled                                         (25,000)       $0.25                      $0.25
                                              ------------
Balance at June 30, 2000                        1,180,000        $0.25-$13.10               $2.36
                                              ============


The following table summarizes information about stock options outstanding under the 1993 and the 1997 Plans at June 30, 2000:


                                              Weighted         Weighted Average                Weighted Average
 Range of Exercise                            Average              Remaining        Options        Exercise
      Prices           Options Outstanding  Exercise Price     Contractual Life   Exercisable       Price
-------------------   --------------------  ---------------    ----------------  ------------- -----------------

$    0.25 - 0.28            285,000            $0.25                9.12            25,000      $        0.28
$    0.75 - 0.78            275,000            $0.75                7.51           265,000      $        0.75
$    0.91 - 1.62             85,000            $0.91                6.75            85,000      $        0.91
$    3.00 - 3.75            282,500            $3.69                9.90                 -                 -
$    4.00 - 4.82            155,000            $4.42                9.60           100,000      $        4.44
$    5.88 - 6.63             72,500            $6.43                9.78                 -                 -
$           7.19             15,000            $7.19                9.67                 -                 -
$          13.10             10,000           $13.10                3.83            10,000      $       13.10
                       ----------------                                           ---------
                          1,180,000           $ 2.36                               485,000      $        1.77
                       ================                                           =========



The following table summarizes information about stock options outstanding under the 1993 and the 1997 Plans at June 30, 1999:



                                             Weighted           Weighted Average                 Weighted Average
 Range of Exercise                            Average              Remaining        Options         Exercise
      Prices           Options Outstanding  Exercise Price     Contractual Life   Exercisable        Price
-------------------   --------------------  ---------------    ----------------  -------------  -----------------

$           0.28             25,000           $0.28                 9.05            25,000      $        0.28
$    0.75 - 0.78            469,919           $0.76                 7.47           447,919      $        0.76
$    0.91 - 1.62             90,000           $0.95                 7.43            90,000      $        0.95
$          13.10             10,000          $13.10                 4.79            10,000      $        13.10
                      --------------------                                       -------------
                            549,919           $0.98                                572,919      $        0.98
                      ====================                                       =============


The following table summarizes information about stock options outstanding under the 1993 and the 1997 Plans at June 30, 1998:


                                             Weighted         Weighted Average                Weighted Average
 Range of Exercise                            Average              Remaining        Options        Exercise
      Prices           Options Outstanding  Exercise Price     Contractual Life   Exercisable       Price
-------------------   --------------------  ---------------    ----------------  ------------- -----------------

$   0.75 - $0.78               469,919           $0.76              8.47           145,919      $         0.78
$   0.91 - $1.62                90,000           $0.95              8.43             8,333      $         1.37
$          13.10                10,000          $13.10              5.79            10,000      $        13.10
                      -------------------                                        --------------
                                                 $1.01                             164,252      $         1.56
                      ===================                                        ==============

In addition to options granted pursuant to the 1993 and 1997 Stock Option/Stock Issuance Plans, the Company has granted options outside these plans. In fiscal year 1994, the Company granted to its former Chief Executive Officer and director stock options for 400,000 shares of common stock exercisable at $0.10 per share. Out of these options 370,000 remain outstanding and are fully vested as of June 30, 2000. These options expire on August 10, 2003.

In September 1996, the Board of Directors granted a non-statutory option to purchase 20,000 shares of the Company's common stock at an exercise price of $2.00 per share to the then Chairman of the Board. The option vests over 3 years and expires in September 2001.

During fiscal year 2000, in accordance with an employment agreement, the Company granted the current Chief Executive Officer stock options for 7,000,000 shares of common stock exercisable at $3.00 per share, the fair market value of the Company's common stock on the date of grant. These options are not vested as of June 30, 2000 and will vest ratably over 5 years. They expire on April 14, 2010.

SFAS No. 123 requires presentation of pro forma information regarding net income
(loss) and earnings per share as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for the Company options was estimated at the date of grant using the binomial option pricing model with the following weighted average assumptions for fiscal years 2000 and 1999: dividend yield of 0%, an expected life of five years from grant date, and a risk-free interest rate of 5.0%. There was an expected volatility of
1.271 and 0.959, respectively for fiscal years 2000 and 1999. For fiscal year 1998, dividend yield was 0% expected life was three years from grant date, risk-free interest rate was 6.6% and expected volatility was 0.955.

The model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. It requires the input of highly subjective assumptions, the quality of which cannot be judged except by hindsight. The Company's pro forma information follows:

                                                        2000                  1999                 1998
                                                --------------------- --------------------- -------------------
Net loss applicable to common stockholders:
      As reported                               $       (4,938,141)   $         (839,247)   $    (1,366,444)
      Pro forma                                 $       (6,224,858)   $         (938,388)   $    (1,477,071)

Basic and diluted net loss per share:
      As reported                               $            (0.10)   $            (0.03)   $         (0.05)
      Pro forma                                 $            (0.12)   $            (0.04)   $         (0.06)


The weighted average fair value of options granted during the years ended June 30, 2000, 1999 and 1998 was $2.58, $0.21 and $0.47, respectively. Because SFAS
No. 123 is applicable only to options granted subsequent to June 30, 1995, its pro forma effect will not be fully reflected until 2001.

Total compensation cost recognized for stock-based employee compensation awards was $77,343 in fiscal year 1999 and $161,720 in fiscal year 1998. There were no stock based compensation awards recognized in fiscal year 2000.

Stock Reserved for Issuance

As of June 30, 2000, the Company has reserved a total of 11,176,973 shares of common stock pursuant to outstanding warrants, options, conversion of Series D preferred stock, and future issuance of options to employees and non-employee directors

8.  Subsequent Events

On August 28, 2000 the Company received gross proceeds of $10,000,000 in a private placement of its common stock at a price of $3.00 per share. Proceeds net of offering costs are expected to be approximately $9,600,000. The Company's Chief Executive Officer, Jeffrey S. McCormick and related entities, purchased 2,333,335 shares of the Company's common stock in the Private Placement. Because the purchase price of such stock was less than the public trading price on the date of purchase, the Company expects to record compensation expense of approximately $1.5 million in the quarter ending September 30, 2000.

On September 11, 2000, the Company agreed with one of the note holders of Notes payable to stockholders to extend the due date on notes totaling $2,288,815 including interest until December 31, 2001 in consideration of such notes becoming convertible promissory notes. The convertible promissory notes bear interest at 10.25% per annum and are convertible into common stock at $3.00 per share at the note holder's option. In addition, the Company agreed with the other note holder to extend the due date on notes totaling $1,511,634 including interest until December 31, 2001 in exchange for an extension fee of 2%. These notes also bear interest at 10.25% per annum.

Also on September, 11, 2000, the Company agreed with the Series D Preferred stockholders to exchange all their outstanding Series D shares and $475,915 in accrued preferred stock dividends into 566,972 shares of common stock based on a purchase price of $3.00 per common share. The benefit accruing to the Series D Preferred stockholders of approximately $1.2 million is expected to be recorded in the quarter ending September 30, 2000.

On August 1, 2000, Mr. Cameron entered into an agreement with the Company's Chief Executive Officer to grant him the option to purchase 6 million shares of the Company's common stock from Mr. Cameron at the purchase price of $3.625 per share the fair market value of the Company's stock on that date. This option is vested immediately and can be exercised within three years from the date of grant.

                 PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

         The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered hereunder. No expenses will be borne by the selling stockholders. All of the amounts shown are estimates, except for the SEC registration fee and the NASD fee.

SEC registration fee                               $   8,049
Accounting fees and expenses                       *
Legal fees and expenses                            *
Transfer agent and registrar fees                  *
Miscellaneous                                      *

     Total                                         $*

* To be filed by amendment.

Item 14.  Indemnification of Directors and Officers.

         Our certificate of incorporation contains provisions eliminating or limiting director liability to us and our stockholders for monetary damages arising from acts or omissions in the capacity as a director. The provisions do not, however, eliminate the personal liability of a director for any breach of a director's duty of loyalty to us or our stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the director derived an improper personal benefit. In addition, these provisions do not eliminate personal liability, under a negligence standard, for violations of Delaware statutory provisions concerning unlawful dividends or stock repurchases or redemptions. This provision offers persons who serve on our board of directors protection against awards of monetary damages resulting from breaches of their duty of care, except as discussed above. As a result, our ability or our stockholders' ability to successfully prosecute an action against a director for breach of his or her duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care.

         Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by applicable law, subject to limited exceptions against liabilities arising by reason of their status or services as an officer or director.

Item 15.  Recent Sales of Unregistered Securities.

         On August 28, 2000 the Company sold $10,000,002 of its shares of common stock at $3.00 per share to 22 accredited investors. The Company engaged Shattuck Hammond Partners as placement agent, who received a commission of $318,000. The sale was exempt from registration pursuant to Rule 506 of Regulation D of the Securities Act.

         During the period of September 1999 to January 2000, the Company sold a total of 1,086,145 shares of common stock for aggregate proceeds of $3,708,611 to two stockholders who are accredited investors. No commissions were paid. The sales were exempt from registration pursuant to Rule 506 of Regulation D of the Securities Act.

         In August and September 1999, the Company issued an aggregate of 27,761,197 shares of common stock upon the conversion of a convertible note in the aggregate of $1,221,420. The holder of the convertible notes was the Chairman of the Board who is an accredited investor. No commission was paid. The issuer was exempt from registration pursuant to Rule 506 of Regulation D and
Section 3(a) (9) of the Securities Act.

         In December 1997, March, May and September 1999, and May 2000, the Company issued an aggregate of 26,643 shares of common stock in exchange for legal services of $16,051. The purchaser is [a sophisticated] investor and the purchases were exempt from registration pursuant to Section 4(2) of the Securities Act. No commission was paid.

         In January 1998, the Company issued 275,000 shares of common stock to the then Chief Executive Officer as compensation. In addition, in June and July 1999, the Company issued an aggregate of 26,188 shares of common stock in exchange for consulting services due to a Company's director who previously served as Chief Financial Officer. The purchaser is an accredited investor and the issuances were exempt pursuant to Section 4(2) and Rule 506 of Regulation D of the Securities Act. No commission was paid.

Item 16.  Exhibits and Financial Statement Schedules.

         Unless otherwise noted, the following exhibits are filed with this registration statement.

         Exhibit
         Number       Description of Document

         3.1.1 Amended and Restated Certificate of Incorporation of the Registrant.

         3.1.2 Amended and Restated Certificate of Incorporation of Registrant, including Certificates of Designation with respect to Series A, Series B, Series C, Series D, and Series E preferred stock, including any amendments thereto (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S3, Reg. No. 3386962).

         3.2.1    Second Amended and Restated   Bylaws    of    the   Registrant
                  (incorporated by reference to   Exhibit 3.3 to Amendment No. 1
                  to Registration Statement on Form S18, Reg. No. 3348666).

         3.2.3 Amendment to Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.3 of the Registrant's Annual Report on Form 10KSB for the fiscal year ended June 30, 1994).

         5.0      Legal Opinion of Bartel Eng Linn & Schroder. *

         10.1     Form of   Director and   Executive   Officer   Indemnification
                  Agreement   (incorporated   by   reference to Exhibit 10.19 to
                  Registration Statement on Form S18, Reg. No. 3348666).

         10.2 Form of Reimbursement Agreement, dated February 28, 1994, between the Registrant and James W. Cameron, Jr. (incorporated by reference to Exhibit 10.29 to Form 10KSB for the fiscal year ended June 30, 1994).

         10.3 Form of Stock Purchase Warrant issued in connection with the Confidential Private Placement Memorandum of the Registrant, dated February 13, 1992 (Class A Warrant) (incorporated by reference to Exhibit 10.31 to Form 10KSB for the fiscal year ended June 30, 1994).

         10.4 Form of Stock Purchase Warrant issued April 22, 1993 (Class B Warrant) (incorporated by reference to Exhibit 10.32 to Form 10KSB for the fiscal year ended June 30, 1994).

         10.5+ Stock Purchase Warrant issued to William T. Manak on April 6, 1994, for the purchase of 57,286 shares [restated to reflect oneforten consolidation of the Company's outstanding common stock effective December 2, 1996] of the Registrant's common stock (incorporated by reference to Exhibit 10.34 to Form 10KSB for the fiscal year ended June 30, 1994).

         10.6 Stock Purchase Warrant issued to Dennis L. Montgomery on April 6, 1994 for the purchase of 12,500 shares [restated to reflect oneforten consolidation of the Company's outstanding common stock effective December 2, 1996] of the Registrant's common stock (incorporated by reference to Exhibit 10.35 to Form 10KSB for the fiscal year ended June 30, 1994).

         10.7 Stock Purchase Warrant issued to Dennis L. Montgomery on April 6, 1994, for the purchase of 58,000 shares [restated to reflect one-for-ten consolidation of the Company's outstanding common stock effective December 2, 1996] of the Registrant's common stock (incorporated by reference to Exhibit 10.36 to Form 10KSB for the fiscal year ended June 30, 1994).

         10.8 Form of Amended Stock Purchase Warrant issued to certain Class A, Class B, Class C and Class D Warrant Holders (incorporated by reference to Exhibit 10.37 to Form 10KSB for the fiscal year ended June 30, 1994).

         10.9 Form of Stock Purchase Warrant, dated June 30, 1994, issued to stockholders of record on September 7, 1993 (incorporated by reference to Exhibit 10.38 to Form 10KSB for the fiscal year ended June 30, 1994).

         10.10 Form of Stock Purchase Warrant to Jeff Buckner as designee for James W. Cameron, Jr. (incorporated by reference to Exhibit
                  10.40 to Form 10KSB for the fiscal year ended June 30,  1994).

         10.11+   1993  Stock   Option/Stock   Issuance  Plan   (incorporated by
                  reference to Exhibit 10.47 to Form 10KSB for the fiscal year ended June 30, 1994).

         10.12+ Stock Option Agreement, dated August 11, 1993, between the Registrant and Russell J. Harrison (incorporated by reference to Exhibit 10.51 to Form 10KSB for the fiscal year ended June 30, 1994).

         10.13 Contractor Agreement, dated June 3, 1996, between the Registrant and Technical Directions, Inc. [formerly known as The Systems Group, Inc.] (incorporated by reference to Exhibit
                  10.42 to Form 10KSB for the year ended June 30, 1996).

         10.14    Lease, dated November 6, 1995, between  the   Registrant   and
                  James W. Cameron, Jr. (incorporated by  reference  to  Exhibit
                  10.46 to Form 10KSB for the year ended June 30, 1996).

         10.15    Agreement with Technical Directions,   Inc.  (incorporated  by
                  reference to Exhibit 10.47 to Form 10KSB for the  year   ended
                  June 30, 1996).

         10.16 First Addendum to Lease between James W. Cameron, Jr., and the Registrant, dated October 1, 1996 (incorporated by reference to Exhibit 10.52 to Form SB-2 filed December 18, 1996).

         10.17 Agreement between Liberty Mutual Insurance Company and the Registrant dated October 9, 1996 (incorporated by reference to Exhibit 10.53 to Form SB-2 filed December 18, 1996).

         10.18 Note Payable between the Registrant and the Negri Foundation dated December 24, 1996 (incorporated by reference to Exhibit
                   10.60 to Form 10QSB for the quarter ended December 31, 1996).

         10.19 Note Payable between the Registrant and the Negri Foundation dated December 31, 1996 (incorporated by reference to Exhibit
                  10.61 to Form 10QSB for the quarter ended December 31, 1996).

         10.20 Note Payable between the Registrant and the Max Negri Trust dated December 31, 1996 (incorporated by reference to Exhibit
                  10.62 to Form 10QSB for the quarter ended December 31, 1996).

         10.21 Note Payable between the Registrant and the Cameron Foundation dated December 31, 1996 (incorporated by reference to Exhibit
                  10.63 to Form 10QSB for the quarter ended December 31, 1996).

         10.22 Note Payable between the Registrant and the James W. Cameron, Jr., as an individual, dated December 31, 1996 (incorporated by reference to Exhibit 10.64 to Form 10QSB for the quarter ended December 31, 1996).

         10.23 Note Payable between the Registrant and James W. Cameron, Jr., as an individual, dated January 16, 1997 (incorporated by reference to Exhibit 10.65 to Form 10QSB for the quarter ended December 31, 1996).

         10.24 Note Payable between the Registrant and James W. Cameron, Jr., as an individual, dated January 31, 1997 (incorporated by reference to Exhibit 10.66 to Form 10QSB for the quarter ended December 31, 1996).

          10.25 Note Payable between the Registrant and James W. Cameron, Jr., as an individual, dated February 7, 1997 (incorporated by reference to Exhibit 10.67 to Form 10QSB for the quarter ended December 31, 1996).

          10.26   Agreement    between   the   Registrant and  Adept, Inc. dated
                  February 1997 (incorporated by reference to   Exhibit 10.68 to
                  Form 10-QSB for the quarter ended March 31, 1997).

         10.27 Sale of Cortex between the Registrant and Omnitech Migrations International, Inc. (formerly known as Centre de Traitment I.T.I. Omnitech, Inc.), dated May 2, 1997 (incorporated by reference to Exhibit 10.69 to Form 10-QSB for the quarter ended March 31, 1997).

         10.28 Mutual Release and Settlement Agreement between the Registrant and Omnitech Migrations International, Inc. (formerly known as Centre de Traitment I.T.I. Omnitech, Inc.), dated May 6, 1997 (incorporated by reference to Exhibit 10.70 to Form 10-QSB for the quarter ended March 31, 1997).

         10.29 Note Payable between the Registrant and James W. Cameron, Jr., dated April 21, 1997 (incorporated by reference to Exhibit
                  10.29 to Form 10KSB for the year ended June 30, 1997).

         10.30 Second Addendum to Lease between James W. Cameron, Jr., and the Registrant, dated June 3, 1997 (incorporated by reference to Exhibit 10.30 to Form 10-KSB for the year ended June 30,
                  1997).

         10.31 Joint Services Agreement between the Registrant and Prize-ITM, Ltd., dated August 1, 1997 (incorporated by reference to
                  Exhibit  10.31  to Form  10-KSB  for the year  ended  June 30,
                  1997).

         10.32 Third Addendum to Lease between James W. Cameron, Jr., and the Registrant, dated January 5, 1998 (incorporated by reference to Exhibit 10.32 to Form 10-QSB for the quarter ended December 31, 1997).

         10.33+ Alternative Technology Resources, Inc. 1997 Stock Option Plan (incorporated by reference to Exhibit 10.33 to Form 10KSB for the year ended June 30, 1998).

          10.34 Memorandum regarding rent reduction on that Lease between James W. Cameron, Jr., and the Registrant, dated July 15, 1998 (incorporated by reference to Exhibit 10.34 to Form 10KSB for the year ended June 30, 1998).

         10.35 Fourth Addendum to Lease between James W. Cameron, Jr., and the Registrant, effective January 1, 1999 (incorporated by reference to Exhibit 10.35 to Form 10-QSB for the quarter ended March 31, 1999).

         10.36 Fifth Addendum to Lease between James W. Cameron, Jr., and the Registrant, effective January 1, 2000 (incorporated by reference to Exhibit 10.36 to Form 10KSB for the year ended June 30, 2000).

         10.37 Healtheon Customer Agreement effective September 16, 1999 (incorporated by reference to the Company's Form 10-K for the year ended June 30, 2000).

         10.39    Employment Agreement with Jeffrey McCormick

          23.1    Consent of Ernst & Young LLP, Independent Auditors

          23.2    Consent  of  Bartel  Eng Linn & Schroder (contained in Exhibit
                  5)*

+ Indicates a management contract or compensatory plan or arrangement as required by Item 13(a).

*    To be filed in Amendment.

Item 17.  Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

         (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (5) For purposes of determining any liability under the Securities Act of 1933, the information omitted form the form of prospectus filed as part of this registration statement in reliance up[on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (6) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form or prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized, in Sacramento, California, on January 10, 2001.

                                        ALTERNATIVE TECHNOLOGY RESOURCES,
                                              a Delaware Corporation


                                       /s/ JEFFREY S. MCCORMICK
                                           -------------------------------------
                                          Jeffrey S. McCormick,
                                          Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

         Known All Persons By These Present, that each person whose signature appears below appoints Jeffrey S. McCormick or James W. Cameron, Jr. as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, to sign any amendment (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he may do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or of his substitutes, may lawfully do or cause to be done by virtue hereof.


Date  January 10, 2001                        /s/ JEFFREY S. MCCORMICK
                                                  ------------------------------
                                                  Jeffrey S. McCormick,
                                                  Chief Executive Officer
                                                  (Principal Executive Officer)


Date  January 10, 2001                        /s/ JAMES W. CAMERON, JR.
                                                  ------------------------------
                                                  James W. Cameron, Jr.,
                                                  Chairman of the Board, Chief
                                                  Financial Officer (Principal
                                                  Accounting and Financial
                                                  Officer)


Date  January 10, 2001                        /s/ EDWARD L. LAMMERDING
                                                  ------------------------------
                                                  Edward L. Lammerding,
                                                  Director


Date  January 10, 2001                        /s/ THOMAS W. O'NEIL, JR.
                                                  ------------------------------
                                                  Thomas W. O'Neil, Jr.,
                                                  Director